UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A  Amendment No. 4

                  Universal Healthcare Management Systems, Inc.
             -------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

          State of Florida                             01-0626963
    ----------------------------                 ---------------------------
  (State or other jurisdiction of                (I.R.S. Employer Identification
   incorporation or organization)                         Number

               80 S.W. 8th Street, Suite 2000, Miami Florida 33130
            -----------------------------------------------------------------
         (Address of principal executive offices)         (Zip Code)

Issuer's telephone number: (905) 731-0189

Securities to be registered under Section 12(b) of the Act:

                Title of each class         Name of each exchange on which
                to be so registered         each class to be registered

                      None                      None
            --------------------            ------------------------


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
               --------------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

Marvin N. Winick
14 Pico Crescent
Thornhill, Ontario L4J 8P4
Tel: (905) 731-0189 - Fax: (905) 764-3049








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                                     PART I

Item 1.  Description of Business

General:

     Universal Healthcare Management Systems, Inc. (the "company") was organized under the laws of the State of Florida on December 26, 2001. Before this company came into existence, a predecessor company had been incorporated under the name of Oncology Care and Wellness Center, Inc. ("Oncology") on September 24, 2001 receiving monies from lenders in order to develop its prime business objectives. In May 2002, Oncology discontinued its operations and all of the was acquired the company. All of Oncology's original lenders converted their debt into equity in the Company. The operations of the predecessor company have been included in the consolidated financial statements for the period ended June 30, 2002.

     The company expects to develop its business over a number of years with the first stage as called by the company taking approximately a year to finish.

     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate and will allow the Company a better opportunity to raise capital to meet its business objectives. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Once we have cleared comments with the SEC on this form, an amended Form SB-2 Registration will be filed in the future.

     Oncology Care and Wellness Inc. has transferred its assets to Universal. Universal became the parent company. The shareholders of Oncology agreed to accept stock in Universal in exchange for the monies advanced to Oncology. Therefore any monies advanced to Oncology by investors were treated in the form of a loan. All liabilities in Oncology were paid prior to commencement of operations of Universal. There was no consideration paid to Oncology or its shareholders when in reality there were no shareholders other than Mr. Hankin. Mr. Hankin received stock in exchange for his interest in Oncology. As a result Oncology became a wholly owned subsidiary of Universal as stated in the notes to financial statements. Oncology received approximately $650,000 from various individuals; which monies, as indicated above, were treated as a loan. These loans were exchanged for stock in Universal. The monies received by Universal from Oncology were treated as an inter-company loan to effect the stock exchange. Therefore the end result is that the investors own stock in Universal only.
     Oncology Care and Wellness Center, Inc. was our original name. Shortly after using that name, it was decided that the name did not depict us accurately, and that we needed to use a different name, that of Universal Healthcare Management Systems, Inc. ("Universal"). All that was actually done was to change to using the name of Universal Healthcare Management Systems, Inc. It is intended for Universal to become the parent company owning medical subsidiaries. Universal will not perform any medical therapy. The name of Oncology Care and Wellness Center ("Oncology") will be used for the branch performing the cancer treatments. Because we are keeping them as two separate corporations, we could not just file a name change, but for all intensive purposes, you can consider them to be one and the same company operating with two different names. Oncology is a wholly owned subsidiary of Universal.
     At this time Oncology has no operations. Initially, Oncology received monies in the form of loans from various investors. Such loans were converted into stock of Universal. Any monies remaining in Oncology were transferred to Universal.
     The only entities that potentially could be considered as subsidiaries are Oncology Care and Wellness Center, and another company known as Universal Development and Holdings Corporation. Neither of these companies are functional nor do they have any assets, liabilities or cash flow. In a more literal sense the corporations are just shells. They have been formed so that we have the legal use of the name in the future. Eventually, as we develop, both companies will be used. Their stock is owned 100% by Universal Healthcare Management Systems. There are no contracts or agreements as of this date. Our major subsidiaries will be medical facilities that we are able to obtain as acquisitions.

Medical Center - Radiation Therapy:

     The immediate short-range goal of our company is to develop and expand by completing the acquisition and construction of a medical facility in Hialeah, FL, which would be in close proximity to Hialeah Hospital. It will be the only total oncology care medical center within a 5-mile radius, covering a population of more than one million people. We expect 75% to 80% of our initial patients to come from within a 5-mile radius. There are only 2 competitors in that area; Palmetto General Hospital is 5 miles to the west and Northshore Medical is 5 miles to the east. Both facilities are owned by Tenet Hospital Systems. Neither facility is operating at capacity as patients consequently have to drive more than 5 or 10 miles for therapy. Add to this the fact that all they do is radiation therapy, and that will automatically make us the only total oncology care center around. In 1997 a radiation center was opened close to where we anticipate building, and within 3 months of opening, it was at full capacity.

     The facility will begin with one state-of-the-art IMRT (intensity modulated radiation therapy) linear accelerator (another form of radiation therapy that provides more accuracy and higher doses of radiation), than other conventional and/or similar types of linear accelerator machines including imaging computer and peripheral equipment. When patient throughput which is the terminology used in the medical industry to indicate how many patients are being treated on a daily basis reaches about 40 to 50 patients daily, which is anticipated to be within the first few months of start-up, a second vault should be constructed to add an additional linear accelerator.

     Cancer treatment centers get their referrals from oncologists with the balance being from surgeons and urologists through the everyday business of sales and networking. We will market aggressively through existing medical channels and sales representatives utilizing existing channels. However, the oncologists, surgeons and urologists get their referrals from the medical source that would be made initially aware of the existence of cancer, that is, through practitioners in family or general practice, obstetrics and gynecology, pediatrics, internal medicine, and gastroenterology. We are going to establish our relationships with these sources of cancer patients. This will allow us to aggressively penetrate and develop our market.

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     Contracts are to be written and negotiated with Varian Associates,  Siemens or Elekta on a partnering type of relationship to supply the equipment on a lease purchase option and/or purchase basis. As of the date of filing of this Form 10SB, there are no existing written agreements with the above mentioned companies nor is there any guarantee that the Company will be successful in negotiating reasonable and/or acceptable terms.

     A vast majority of all cancer patients are treated with radiation from a linear accelerator and there are more than a thousand of these million dollar machines in the United States. Simply stated, radiation is directed to the tumor in the pattern of a rectangle. Unfortunately, tumors do not have straight edges and vary in thickness. Consequently, the radiation not only burns and kills malignant cells, but is indiscriminant and destroys healthy ones at the same time. Fortunately, science has recently improved upon conventional radiation and has produced the IMRT (intensity modulated radiation therapy) linear accelerator. This state-of-the-art equipment radiates in a 3-D (three dimensional) pattern to the exact shape of the tumor, both horizontally and to the vertical variations in thickness. This gives the radiation oncologist the ability to destroy cancer cells only, leading the patient to a much quicker and more effective therapy with less side effects.

     The name Universal Healthcare Management Systems shall serve a dual purpose; first as the parent corporation of several wholly owned subsidiaries, and secondly as the name proudly displayed and associated with our facility. The complex will be known as the Universal Healthcare Management Systems Medical Center. Our goal is to have this building become the first of a nationwide chain of health and wellness medical centers dedicated to alleviating the pain, suffering and death caused by cancer, and other debilitating diseases, including the decay of a person's immune system. To this end, each center needs to have full diagnostic and screening abilities, coupled with preventative care and maintenance through progressive modern medicine.

Medical Center - Brachytherapy and Chemotherapy:

     Although cancer treatment by radiation exposure is highly profitable and growth is anticipated to be exponential for the next several years, it is only a part of our overall program and business plan. The theory of large growth is borne out based on the following quote from the Texas Department of Health Comprehensive Cancer Control Program, and can be verified by their Information
Officer            Marci            Spivey            at            512-458-7534
(http://www.tdh.state.tx.us/news/b_new348.htm): A recently released study by the Texas Department of Health (TDH) puts annual cancer costs in Texas at nearly $14 billion. This figure is more than triple the previous estimate of $4.4 billion, based on a 1988 study that relied primarily on national data to assess cancer's yearly economic impact in the state. Further, in an article by Adam Marcus of the Health Scout News (TUESDAY, May 14, 2002): As the nation grays, the number of cancer cases in this country may double by the middle of the century, with major implications for the nation's health-care system. That's the claim of a new report that also notes an estimated 1.3 million Americans are now diagnosed with cancer each year, with much higher rates of the disease among the older age brackets. As the population ages, and if the incidence of cancer remains unchanged, that figure could hit 2.6 million by the year 2050, the report found.
     Oncology will be one of several divisions within our medical operations, and functionally will operate under the name of Oncology Care and Wellness Center. It is our goal to not only treat cancer patients with radiation, brachytherapy, and chemotherapy, but also with other new methods or modalities as they become accepted, and to have our own oncological medical team present at all medical centers. Shortly after the first linear accelerator starts treating patients, these other methods of cancer treatment should be instituted.
     As of this writing, the method of choice for treating cancers such as the leukemias and lymphomas is still chemotherapy. Approximately 25% of the cancer patients that undergo radiation therapy will also receive chemotherapy. Therefore, it is anticipated that around 20 to 25 persons a day would be treated with multi-agent chemotherapy by our medical oncologist.
     Radiation therapy, the mainstay of cancer therapy, is used for solid tumors as discussed in most texts today. However, when a tumor is not solid such as the leukemias and lymphomas, and also unusual cancers such as germ cell tumors or childhood sarcomas, then mainstream medicine uses multi-agent chemotherapy for treatment. It is practically the only method that has shown some degree of success for treating "non-solid" tumors. Radiation therapy is still the standard for treating "solid" tumors such as colon, breast, lung and prostate cancer, and with a fair degree of success. Approximately one-fourth of the cancer patients that undergo radiation therapy will also receive chemotherapy, and if we are treating 40 to 50 patients daily with radiation therapy, then 10 to 12 patients per day would receive chemotherapy. Add to this number, 10 to 12 patients per day being treated for "non-solid" tumors, and you would have around 20 to 25 persons a day being treated with multi-agent chemotherapy

     Although brachytherapy, also known as high dose rate brachytherapy, has been around for more than 20 years, it is just starting to become the treatment of choice, especially for prostate, breast and lung cancer. Several urologists are now recommending this as the modality for treating their patients. Research indicates that brachytherapy can be as effective as conventional radiation therapy, has less side effects and is less costly, especially since the initial investment is only a few hundred thousand dollars.

     Brachytherapy is derived from ancient Greek words for short distance (brachy) and treatment (therapy), and is sometimes called seed implantation. This is an outpatient procedure used in the treatment of different kinds of

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cancer.  Radioactive "seeds" are carefully placed inside of the cancerous tissue and positioned in a manner that will attack the cancer most efficiently. Brachytherapy has now been used for over a century. Some of the diseases now
treated  with   brachytherapy   include:   prostate  cancer,   cervical  cancer,
endometrial cancer, and coronary artery disease. Brachytherapy, according to the American Brachytherapy Society, has been proven to be very effective and safe, providing a good alternative to surgical removal of the prostate, breast, and cervix, while reducing the risk of certain long-term side effects. In the treatment of prostate cancer, the radioactive seeds are about the size of a grain of rice, and give off radiation that travels only a few millimeters to kill nearby cancer cells. With permanent implants (for example, prostate) the radioactivity of the seeds decays with time while the actual seeds permanently stay within the treatment area. There are 2 different kinds of brachytherapy: permanent, when the seeds remain inside of the body, and temporary, when the seeds are inside of the body and then removed. Diseases treated with temporary
implants  include  many  gynecologic  cancers.   Nucletron,  a  manufacturer  of
brachytherapy equipment, sells the complete equipment package for less than $300,000 and a used unit can be purchased for less than $200,000. Physically, it takes up the space of a medium size desk.

This fact is borne out in the following publications:

     Adenocarcinoma of Endometrium cancer with combined Irradiation & Surgery at the International Journal of Radiation Oncology Volume 50, Issue 1, May 1, 2002 Pages 81-97; International Journal on Gynecologic Cancer 1999, page 247-255 author C. Macleod; HDR of Head & Neck Cancer-Lawrence Tena, MD, Johns Hopkins Hospital; and An Overview of Brachytherapy In Cancer Management, Oncology, September 1990.

Medical Center - Mental Therapy:

     Cancer is the second leading cause of death in the United States, and at the rate that it is growing; it may soon take over first position. Unlike a fatal heart attack, cancer is a disease that slowly and methodically deteriorates a person's body. Not only may the victim suffer, but also family, friends and other loved ones, may endure a type of mental anguish that is pure psychological torture. How do parents prepare themselves to watch their child slowly die from a brain tumor? How does a spouse watch their partner suffer the ravages of lung cancer? Just, who is the real victim? A disease such as cancer has many victims, none of whom are prepared to deal with its reality.

     On page 2 of a document written by the American Cancer Society, titled Cancer Facts & Figures 2002, it states, "How Many People Are Expected to Die of Cancer This Year? This year about 555,500 Americans are expected to die of cancer, more than 1,500 people a day. Cancer is the second leading cause of death in the U.S. exceeded only by heart disease. In the U.S., 1 of every 4 deaths is from cancer."

     The name Oncology Care and Wellness Center was carefully chosen. Care needs to be provided for the family and friends surrounding the patient as well, for they are equally victims of this dreaded disease, and sometimes suffer more than the patient. To this end, it is our intention to have highly qualified personnel to counsel the patients and their loved ones on how to cope with the mental pain and anguish caused by the frightening diagnosis, "You have cancer." It is our goal that patients and their loved ones maintain the highest quality of life possible while under our care and thereafter.

     Whether Medicare and insurance companies pay for this much needed form of therapeutic counseling or not, it needs to be unconditionally available for the patient and the patient's family and friends. Insurance carriers have all but destroyed the doctor patient relationship. Most HMOs will not allow a physician to spend more than 15 minutes with a patient. Management will not tolerate this blatant erosion of the medical profession. Research has unequivocally shown that a positive mental attitude hastens the healing and recovery process of all patients, cancer or otherwise. There is enough profit generated by mainstream cancer therapy to afford this psychotherapy without time restrictions and without being reimbursed. Sometimes the will to survive is more effective than the medicine itself.

     Our research and business plan model indicate that the typical cancer patient generates revenues of $10,000 for therapy with the use of a linear accelerator. Treatment of 40 to 50 patients daily generates revenues of $4.5 to $5.5 million annually. Radiation therapy yields net profits of approximately 50%. With a profit of more than a million dollars per year it is financially feasible to reinvest some of that money into the health and welfare of the patients. It is our belief we may increase market size with well cared for patients as they will refer others for excellent patient therapy.

     If one were to observe the facial expressions and mannerisms of the staff in a typical medical clinic or hospital, they would be seen running the gamut from austere to expressionless. This "seriousness" cannot be tolerated in our medical centers. Cancer patients are well aware that they have a deadly disease and that they may not survive. It would be an inconsistency with management's philosophy to allow this attitude. Regardless of their position, every employee

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of Oncology Care and Wellness Center should be instructed in the importance of a smiling face and courteous person, and that is a prerequisite to remaining employed. A happy and positive attitude is contagious and will effect other personnel, but particularly the patients, who could do without negativism. A lot of thought and consideration was used when making "Care" and "Wellness" part of
the  corporate  name.  It  is   management's   firm  belief  that  the  personal
relationship that existed years ago between the physician and the patient, coupled with genuine "Care" and therapy, will lead to the overall "Wellness" of the patient.
     There is another phase of psychotherapy that is customarily overlooked, that is, the fact that many cancer patients lose their hair. Chemotherapy drugs attack rapidly growing cells, and hair and nails grow quickly. If a patient so chooses, before undergoing therapy, we will take them to a hair expert that will duplicate their hair as a wig. If this helps build the confidence of the patient, or just makes them feel better, then the effort is well worth the expense.

Medical Center: Alternative Medicine

     The majority of cancer patients that go into remission or appear to have been cured, get the cancer back eventually, and usually it is more aggressive when it reoccurs. Curiously, once the patient is diagnosed as cured or being in remission, he is usually dismissed, especially since the insurance carrier considers him a financial risk. Peculiarly, one would assume that the insurance company would do everything in their power to keep that person healthy, as cancer therapy is expensive, but that is not the concern of the insurance company.

     Because of the additional profits generated in some of the other division, such profits as indicated below yield at least 50% and will be sufficient to cover any additional operating expenses, but more importantly, it will give the patient the therapy that is so sorely needed. Radiation therapy yields net profits of approximately 50%. With a profit of more than a million dollars per year it is financially feasible to reinvest some of that money into the mental health and welfare of the patients. However, many of those expenses will be borne by insurance carriers or Medicare. For example, if a physician orders an MRI scan to examine the regression of a tumor, the insurance company will be obligated to pay for same, and that will be the most expensive component of follow-up therapy. Once the patient's cancer is under control, scanning will be done periodically at the expense of insurance carriers or Medicare.

     Alternative medicine physicians will prescribe drugs, but only when there is no natural therapy available that will suffice. Whereas, mainstream medicine uses drugs as a method of first choice, alternative medicine uses drugs only as a last resort. Management is not suggesting or implying that a patient should be treated with alternative methods first, and if they fail, then conventional therapy. Cancer cells mutate rapidly, and if alternative methods fail, there may be insufficient time to help the victim. The decision for the modality of treatment shall be by the patient and the referring physician.
     However, one can have the best of both worlds, and go one step further. There are no guarantees that conventional or alternative therapy will be successful. Management does suggest that patients receive the benefit of both therapies. Chemotherapy and radiation do have side effects, a major one being the weakening of the immune system. Alternative medicine will see that the patient is receiving proper nutrition, minerals, vitamins and herbs, and may have the patient undergo other modalities such as hyperbaric oxygen therapy, blood photoluminescence or chelation.

     We anticipate using all material types of therapy although many will not be put into place until the next stage of our business plan is effective.
     Hyperbaric oxygen therapy is breathing 100% oxygen at a pressure greater than sea level atmospheric pressure (1 Atm). It involves the use of a pressurized chamber for human occupancy and masks or hoods for breathing 100% oxygen. It increases neuronal energy metabolism in the brain; can create sustained cognitive improvement; wakes up sleeping (idling) brain cells that are metabolizing enough to stay alive but are not actively "firing;" enhances the body's ability to fight bacterial and viral infections; deactivates toxins and poisons (e.g. side effects from some chemotherapy, spider bites, air pollution, etc.); enhances wound healing stimulates new capillaries into wounds; and creates an immediate aerobic state.
     Photoluminescence (or blood irradiation) is a breakthrough therapy in which a portion of a person's blood is removed from their body and placed underneath ultraviolet light and then put back into the person's body stimulating the person's immune system. Amazing results have been seen as photoluminescence has been shown to treat: Cancer, AIDS, Asthma, Pnuemonia, Infections, Toxins, Food Poisoning, Diptheria, Perontitis, Gangrene, and Mumps. Photoluminescence is also known by other names: hemo-irradiation, photopheresis, photochemotherapy, photobiological therapy, photo-oxidation, ultraviolet blood irradiation or UBI, photon pump and photodynamic therapy.
     Chelation therapy is a medical treatment performed in a doctor's office that improves metabolic function and blood flow through blocked arteries


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throughout  the body.  This is  accomplished  by  administering  an amino  acid, ethylene-diamine-tetra-acetic acid (EDTA), by an intravenous infusion using a small 25-gauge needle. This protocol for administering EDTA was developed and refined by Elmer M. Cranton, MD, author of "Bypassing Bypass Surgery" and editor of "A Textbook on EDTA Chelation Therapy, Second Edition."

     Typically, stable molecules contain pairs of electrons. When a chemical reaction breaks the bonds that hold paired electrons together, free radicals are produced. Free radicals contain an odd number of electrons, which makes them unstable, short-lived, and highly reactive. As they combine with other atoms that contain unpaired electrons, new radicals are created, and a chain reaction begins. This process is essential for the decomposition of many different substances at high temperatures. However, in the human body, oxidized free radicals are believed to cause tissue damage at the cellular level - harming our DNA, mitochondria, and cell membrane. Antioxidants are molecules that defend the body from cellular damage by ending the free radical chain reaction before vital molecules are harmed. Sometimes referred to as "free radical scavengers," the most commonly recognized antioxidants are vitamin E, beta-carotene (a pre-cursor to vitamin A), and vitamin C. The trace metal selenium is required for the function of one of our antioxidant enzyme systems, and is often included in lists of antioxidant micronutrients (i.e., vitamins). According to the Atlanta-based Edelson Center for Environmental and Preventive Medicine, the theory of free radical pathology was first proposed in the 1950s by Dr. Denham Harman, a professor emeritus at the University of Nebraska. Now considered the father of the free-radical theory of aging, Harman believes that we should reduce our intake of calories to decrease the incidence of disease. Ongoing research studies the role of oxygen free radicals in cellular chemistry, cancer treatment, and in a range of diseases including ALS, Parkinson's, Alzheimer's, atherosclerosis, diabetes, and others.
     Although the combination of therapies should be more effective than an individual therapy, more than 90% of all cancer patients are treated with surgery, chemotherapy, radiation, or a combination thereof. Most important is what happens to the patient once therapy is finished. We have no intentions of wantonly dismissing the patient, because once diagnosed with cancer, his wellness is our life-long commitment. This is where alternative medicine shines its best - giving the patient sufficient care so that cancer never has to be reconciled with again. At some point in time the patients bodily functions stopped performing long enough for free radicals to get the upper hand and start the growth of cancerous cells. Alternative medicine seeks to correct that deficiency and prevent it in the future. This is the true meaning of "Care" and "Wellness."

     Cancer treatment statistics were obtained from the National Cancer Institute and the National Institute of Health and can be verified on their website at www.nci.nih.gov/. According to the National Cancer Institute, "Treatment for cancer depends on the type of cancer; the size, location, and stage of the disease; the person's general health; and other factors. The doctor develops a treatment plan to fit each person's situation. Cancers are treated with surgery, radiation therapy, chemotherapy, hormone therapy, or biological therapy. The doctors may decide to use one treatment method or a combination of methods." Further, the American Cancer Society's Cancer Facts & Figures 2002 gives the methods of treatment for every type of cancer and the percentages of all cancers.


Medical Center - Diagnostics and Screening:

     A lot of research has been conducted regarding mammography representing that the procedure does not save a women's life. The studies indicated that tumors large enough to be detected by mammography have been growing in the body for a decade or more, which certainly cannot be called screening for early detection. The study called into question the entire theory on which mammography is based, that is, if you can catch a tumor when it is still too small to be felt, you have a chance for successful treatment. According to these researchers, the data from decades of widespread mammography contradict that philosophy. Not only this, but mammography can be painful and cause a host of other problems.
     The Lancet, a world-renowned British medical journal (2001; 358: 1284-1285 and 1340-1342) states, "Last year, an analysis of all available mammography research by two scientists at the Nordic Cochrane Center in Copenhagen, Denmark concluded, 'screening for breast cancer with mammography is unjustified.' The Cochrane Center is well known and respected in the medical research community for its rigorous systematic review methods. In this thorough review of seven of the largest mammography studies from around the world, the Cochrane scientists found that 'there is no reliable evidence that screening decreases breast cancer mortality.' In fact, they found that they may actually be harmful, as women who were screened with mammograms were much more likely to undergo a mastectomy, lumpectomy, or radiation treatment. And according to their evidence, these invasive procedures did little to save women's lives - and may actually put them in harm's way.

    Start-up will occur when the facility is completed. In 1997 a radiation center was opened near to where we anticipate building, and within 3 months of opening, it was at full capacity treating more than 50 patients daily.

     Accordingly, Oncology Care and Wellness Center should institute screening modalities such as the use of a cancer screening method that has been around for 30 years, but not widely used. It's called digital infrared imaging (DII), or thermography, and uses infrared cameras to detect patterns of temperature change in tissue, which may allow you to catch cancer cells at work before a tumor even forms. Pre-cancerous cells begin to form up to 10 years before a tumor can be detected by a mammogram. Digital Infrared Imaging used in place of or in conjunction with mammograms, and blood tests are almost always in the $125 to $200 range and are commonly paid for by insurance carriers or Medicare.

     Neoangiogenesis is the process through which cancer cells develop a network of blood vessels necessary for their growth. This oncological principle is responsible for the development of a new class of cancer drugs called anti-angiogenesis agents, which are designed to stop cancer's food supply by blocking the development of new blood vessels. However, until a cancerous tumor is present, a doctor would not know to prescribe these drugs, but with digital infrared imaging a physician is able to get this real early warning.

     Even though the process is simple, the sophisticated imaging procedure can detect ever so slight changes in temperature in different areas of breast tissue. Abnormal biochemical and blood vessel activity are indicated by higher temperatures, which may indicate pre-cancerous growth. An abnormal DII breast screening would most likely be followed by another imaging procedure such as ultrasound, MRI, or perhaps mammography, because DII cannot locate the exact position of cancerous cells or establish if a mass is present. Unfortunately, the follow-up procedure may not detect anything because the cancer has not developed enough to be seen with any of those instruments.

     Consequently, the unique beauty and use of this screening procedure is that when a woman has an abnormal infrared breast image with no detectable mass, she has been warned, perhaps several years in advance, of an impending danger. Hopefully, this will give her enough time to thwart off the development of cancer by changing her lifestyles and boosting her immune system, coupled with routine medical exams. Breast thermography typically costs between $150 and $175, which is similar to the cost of mammography, but holds so much more promise for detecting cancer development.

     The use of Digital Infrared Imaging (DII) is based on the principle that chemical and blood vessel activity in both pre-cancerous tissue and the area surrounding a developing breast cancer is almost always higher than in normal breast tissue. In an ever-increasing need for nutrients, cancerous tumors increase circulation to their cells by opening existing blood vessels and creating new ones, a process known as angiogenesis. This process frequently results in an increase in regional surface temperatures of the breast. DII uses ultra-sensitive infrared cameras and sophisticated computers to detect, analyze, and produce high-resolution diagnostic images of these temperature variations, with equipment costs being around $350,000. The Anti-Malignan Antibody in Serum test (AMAS) is a rather simple blood test and will be done by Oncolab, Inc. at 36 The Fenway, Boston, MA 02215. The test retails for a little over $100 and will cost us less. Digital Infrared Imaging used in place of or in conjunction with mammograms, and blood tests are almost always in the $125 to $200 range and are commonly paid for by insurance carriers or Medicare.

     One of the least known methods of cancer screening is called the Anti-Malignan Antibody in Serum test (AMAS), which was first discovered in the mid 1980s. Malignan is a peptide found in people with a wide range of cancers. A person's body will detect the presence of this peptide if the anti-malignan antibody is present in their blood and will launch an immune response against it. Clinical studies have shown that the AMAS test is up to 95 percent accurate with the first reading, and up to 99% accurate after two readings.

     The AMAS test demonstrated astonishing accuracy in a study at Beth Israel Hospital in New York. A group of 125 people participated, and the test was positive for 21 people who were later confirmed to have cancer, while it was negative for 97 people who showed no signs of cancer. Although the other seven people had positive readings on the AMAS test, they showed no signs of cancer. However, the study noted that all were symptomatic because they had a family history of cancer, which indicated that the AMAS test might have detected a problem that conventional screening methods could not find.

     In a January 10, 2002 article published by the Health Sciences Institute, it states, "It's called the Anti-malignan Antibody in Serum test (AMAS). Malignin is a peptide found in people with a wide range of cancers. If the anti-malignan antibody in detected in the blood, it means that the body detected the presence of this peptide, and launched an immune response against it. Clinical studies have shown that the AMAS test is up to 95 percent accurate on the first reading, and up to 99 percent accurate after two readings." The AMAS test is done by Oncolab, Inc. at 36 The Fenway, Boston, MA 02215, and the Beth Israel Hospital study was done in conjunction with them.

     The AMAS test can be used to detect any type of cancer. Unfortunately, a positive reading indicates that there are cancerous cells present, but it cannot specify the type or the location. However, AMAS is an excellent alternative for routine screening. With such a high rate of accuracy, a negative AMAS test indicates that a mammogram or other screening procedure is not necessary. Since a positive reading would have to be followed by additional tests, the lack of specificity is not necessarily a problem. Since antibody failure often occurs late in malignancy, elevated antibody is then no longer available as evidence of the presence of antigen and therefore, late in the disease, the AMAS test cannot be used as a diagnostic aid, but may be useful for monitoring. The analysis costs $135 (not including extra lab fees or shipping costs), and the test is Medicare approved.

     Before and after treatment by radiation, a patient must be scanned by computer tomography (CT) to determine the curative procedures, treatment program, and effectiveness, as is also the case with most other modalities. This necessitates that we should have our own CT scanner and computer system.

     The aforementioned screening tests and others that will be implemented require imaging of the body to detect the exact location and size of the tumor, especially a positive result from the AMAS test. Therefore, as an integral necessity for total cancer care, a complete and comprehensive diagnostic and screening center, including a full body scanner, PET scanner, gamma knife, various screening equipment and X-Ray are to be employed. Our objective is to have all area physicians desiring to send their patients to us for any diagnostic or screening purpose, and if cancer is detected, to treat it efficiently, effectively and with care.

     A new CT scanner costs around $600,000; full body scanner around $950,000; PET scanner around $2,000,000; gamma knife around $2,000,000; X-ray around $60,000; all screening equipment combined about $750,000. The PET scanner and gamma knife will typically be included in a primary center, but they are not used at the same rate one would use other equipment. Therefore, if a community has sufficient PET scanners and gamma knifes available, we will not include them. The only licensure we need is from the state department of health, and in the case of the PET scanner, also from the nuclear regulatory board of the state, all obtainable within 3 months of application. The AMAS test will be done for us by Oncolab, Inc. at 36 The Fenway, Boston, MA 02215. Siemens Medical is one of the largest medical equipment manufacturers in the world. They have verbally committed to participating in the funding of the equipment and to perform any necessary demographics. They want to "partner-up" with Universal and anticipate giving us their letter of commitment doing so around year's end. Varian, Elekta and Philips would like to do the same, but we prefer Siemens.

     Discussions are still in progress with Siemens. We have not received any written commitments to date. The equipment being discussed is linear accelerators, CT scanners and MRIs. However, it is typical in the industry, because of the large equipment costs, for major medical equipment manufacturers to either finance their equipment after a down payment is made, or to set up a lease after a down payment is made.

Medical Center - Exercise:

     The benefits of exercise have been touted by every means of communication for the past millennia. Gymnasiums and exercise centers are filled with people, but mostly healthy men and women that want to stay fit. It's ironic that the sicker people are, the less they exercise; yet they need it the most. Cancer patients need moderate resistance and aerobic exercise. They need it to help give them the strength to fight the disease and to stimulate their bodily functions.

     Most cancer patients will tell you that they are too weak to exercise, they cannot drive to a gym or afford the membership, or will be embarrassed exercising in a public place in their condition. No more excuses - our plans call for an exercise room to be incorporated with our building and managed by a fitness therapist, who will be able to develop exercise programs tailored to individual needs. This benefit will be at no expense to the patients as long as they remain under our care and supervision. Furthermore, all of our employees will be encouraged to use the gym on a regular basis.

ITEM 2:  PLAN OF OPERATION

     The company is a start up company with no revenues at this time. As of November 30, 2002, the company raised approximately $954,405 and has 124 shareholders purchasing 4,010,849 shares, including executive officers and directors.
     The company has approximately $80,000 in its bank account as of November 30, 2002 and has approximately $159,200 in deposits with a company attorney. The funds held by the attorney are to be used for a proposed purchase of a parcel of land.

     The company has enough cash to satisfy its cash requirements as per the business plan for only a few months and must raise additional money. However, the company will not undertake the development of any facility until the necessary cash is on hand or irrevocably committed.

     The company is desirous of purchasing a parcel of land in Hialeah, Florida in order to construct a 15,000 square foot medical facility. The cost of the land will be 1.25 million dollars and the cost to complete construction is estimated to be 1.75 million dollars. The company will also need to purchase one state-of-the-art IMRT linear accelerator, costing approximately 2.5 million dollars including imaging, computer and peripheral equipment. Once we become a public trading company and raised the majority of the money necessary through debt financing and/or the proceeds of an anticipated public offering, we will acquire the land and begin construction. We estimate having raised sufficient money to begin within 3-months after starting to trade. It will then take approximately 9-months to purchase the land and have the building ready for occupancy.


     During the next 12 months it is our intention to work in two directions. First we are going to start our initial stage of business development This requires purchasing land for approximately $1.25 million and construction costs of about $1.75 million as stated above, including the cost of building a vault to house one linear accelerator. Various lenders have indicated financing from 80% to 90% of the real property costs, which will necessitate a down payment of $260,000 to $520,000. The equipment costs will be approximately $2.5 million to have one linear accelerator fully operational and that will necessitate a down payment of $250,000. Therefore, we will need between $510,000 and $770,000 available to begin Phase One. The addition of working capital to this amount requires us to raise approximately $1 million. We have several serious investors interested in Universal that are waiting for us to start trading before making large stock purchases. However, there is no guarantee that these investors will advance funds to the Company as no written agreements have been entered into at this time. Secondly, we are pursuing the acquisition of several medical centers. This is being handled in two different manners. For example, we have 2 cancer treatment centers that are waiting for us to start trading and are willing to sell their businesses in exchange for stock in our company. We project if we can consummate these transactions that these acquistions will give us immediate revenues of over $1 million based upon existing operations. At this time the Company cannot determine if such acquisitions will be profitable, however, the Company believes it will be able to make these centers profitable to what extent is not known under the Company's management team. The expected proposed method of acquisition by the Company is unique in that our agreement to acquire will be set up with two parts - patient management and an option to buy. The first part of any proposed contract will address patient management, which we will strive to receive 70% of the increase of revenues that we create as of the date of the such proposed contract. The average cancer center treats 18 to 25 patients daily, but the equipment and employees are capable of handling 40 to 50 patients daily. Our proposed contracts will strive to give us one year to increase the patient throughput (number of patients handled daily). It is our intention to have one of our personnel spend a few weeks in the area surrounding the center to be acquired soliciting referring physicians. It only takes one or two new doctors to refer enough patients to increase the patient throughput by around 10 persons daily. An increase of only one person per day being treated, because of our efforts, relates to an annual income of $65 to $70 thousand. Therefore, if we increase the patient throughput for that medical center by 7 to 8 persons per day, then we will have derived additional gross revenues of $500,000.00 with our only expense being an employee soliciting local doctors for around one month. This income will serve a dual purpose; first it will show that the geographical area has growth potential, and secondly it will serve as our down payment for the acquisition. If we are unable to increase the patient throughput by at least 15%, then the facility has no growth potential and we will not want it for acquisition. The second part of our proposed agreement will include a one-year option to purchase the facility. This one-year period gives us adequate time to perform all of the due diligence necessary for making the acquisition, including sufficient time to increase patient throughput. The purchase price will be predetermined and included in the contract - based on current patient throughput value, not including our increases. Typical payment terms for the facility will be 50% cash and 50% stock, made in 3 equal annual payments. Although our actions may not make the Center profitable, we will be able to determine that without compromising or goals as we indicate as part of Phase One. Furthermore, there is no assurance if the ability to go public is delayed beyond a reasonable length of time which at this time cannot be determined, that these acquisitions will be made. The other method by which we are acquiring medical facilities is with a one-year management contract with an option to purchase the center one-year later for a small amount of cash with the remainder in stock. We will have generated more cash than necessary while in the management phase to give us the ability to exercise the option. If we never raise any money by virtue of being a public company, we expect to generate enough revenue through proposed acquisitions through the methods indicated above to proceed with Phase One.
While we believe we may generate sufficient cash or profit, there can be no guarantee that this will be the case. We do not expect any significant changes in the number of employees for the first year of operation other than the hiring of 4 to 6 persons.

     We have been contacted by several investment bankers and investment relations firms that are anxious to work with us. Numerous stockbrokers have read our business plan and have interested sophisticated investors. They are awaiting us to start trading. Many investor-type physicians have spoken with us and shared their enthusiasm for our company. They are waiting on us to become a trading company before investing. There have been no significant breakthroughs in cancer therapy for several years. Most persons that read our business plan have been very impressed and believe that we will be able to make a significant contribution in the treatment and success rate of cancer therapy. We see no shortage of potential investors. Our board of directors is world-renowned and is stimulating investor interest constantly. We anticipate raising $2.5 million in less than a year. Major investors have already spoken to us regarding investments considerably more than $2.5 million.


     The cost of land and building together will be between $2.6 and $3 million. Discussions have been with Colonial Bank and Merrill Lynch regarding a mortgage with a 10% to 20% down payment. Commercial Funding International wants to place funding on the property. Our investment banker, Capital Group International, has a real property lending division that is interested in financing the real property with 10% down. The assets will be the worth of the land and building combined. Although the above institutions have indicated they will help with financing, this financing is largely based on the Company's ability to be publicly quoted on a stock exchange. Furthermore, no written commitments have been received or will be received until such time as we are publicly quoted. To date all discussions have been informal and of an oral nature.


     The company will need to raise approximately 2.5 million dollars. The balance of 3 million dollars is expected to be financed by way of a mortgage on the assets of the company.

     If financing is not available, the company will also be looking at other methods of financing i.e. equipment leasing, leasing of an existing facility or a combination of purchase and leasing, depending on the amount of equity to be raised.

     Once we become a public trading company and raised the majority of the money necessary through debt financing and/or the proceeds of an anticipated public offering, we will acquire the land and begin construction. We estimate having raised sufficient money to begin within 3-months after starting to trade. It will then take approximately 3-months to purchase the land and six months to have the building ready for occupancy.

Employees

     We currently have 4 employees and anticipate hiring 4 to 6 more people over a period of a year. Medical centers will require an average of 6 employees each, a radiation oncologist, radiation technician, dosimetrist, nurse, and 2 to 3 office personnel. As we are able to make acquisitions, we intend to keep the persons employed at the medical center that we purchase. We do not anticipate any unusual problems obtaining the necessary personnel to function properly.


ITEM 3:  DESCRIPTION OF PROPERTY

     The company has entered into a lease in the form of a license agreement with Corporate Executive Suites West, Inc. to occupy offices at 20283 State Road 7, Suite 213, Boca Raton, Florida. The occupancy cost is $3,900.00 monthly, plus any taxes commencing July 1, 2002 and running until July 31, 2003. The agreement will automatically renew for intervals of six months in the event the company does not notify the licensor of the company's intention to vacate. Functionally,

                                       9A
the Boca Raton office is to handle all public and investor relations for the company, including the organization of an oncology care and wellness council consisting of several hundred doctors throughout the U.S. Our website generates daily calls, as does word of mouth in the industry. We have several calls daily by interested investors and doctors wanting to serve on the council. It would be impossible to handle the activity our company is generating without this office. The people in there are very well trained and do an excellent job. It is anticipated to keep that office functional for at least 2-years. It is management's opinion that that the property is adequately insured.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 30, 2002, persons or groups who are known by the company to own more than five percent (5%) of its common stock, and also sets forth, as of that same date, common stock ownership by directors and executive officers of the company. Other than as noted below, management knows of no persons or group that owns more than five percent (5%) of the outstanding shares of the company's common stock.

NAME AND ADDRESS OF        Position            AMOUNT AND NATURE OF  PERCENT OF
BENEFICIAL OWNER                              BENEFICIAL OWNERSHIP   OWNERSHIP

Edward R. Annis, M.D .... Director               41,667    common       1.0%
422 N. E. 93rd Street
Miami Shores, FL 33138

E. Mark Haacke, Ph.D ....  Director              35,000    common       .9%
609 Winchester Crescent
Sarnia, Ontario N7S 4R1

Kenneth N. Hankin ........ Director/Officer   1,500,000*   common     37.4%
14614 S.W. 174 Terrace
Miami, FL 33177

Dr. Daniel K. Kido ....... Director              36,111    common       .9%
6176 Canyon Estates Court
Riverside, CA 92506

Ardie R. Nickel .......... Director/Officer     125,000    common      3.1%
1660 N. W. 94 Avenue
Plantation, FL 33322

Dr. Arthur T. Porter ..... Director              25,000    common       .6%
12251 Jacoby Road
Milford, MI 48380

Dr. Susan F. Reynolds PhD .Director              25,000    common       .6%
652 Jacon Way
Pacific Palisades, CA 90272

William J. Walker, Jr PhD  Director              25,000    common       .6%
11928 Ropp Lane
Lovettsville, VA 20180

All Directors and Executive
Officers as a Group ........                  1,812,778    common     45.2%

         *Includes shares owned by spouse

ITEM 5:  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

           The current board of directors is:

Name                                Age  Position                     Term
---------------------------------- ----- -------------------------- ----------
Edward R. Annis, M.D.               89   Director, Physician Relations  9/05
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
E. Mark Haacke, Ph.D.               51   Director, Diagnostics & Imaging
                                         Development                   9/05
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
Daniel K. Kido, MD                  63   Director, Diagnostics & Imaging
                                         Development                   9/04
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
Kenneth N. Hankin                   59   Director, Chairman, CEO,
                                         President                     9/03
---------------------------------- ----- -------------------------- --------

                                       10

---------------------------------- ----- -------------------------- ----------
Ardie R. Nickel                     72   Director, Scientific & Medical
                                         Development, Secretary        9/03
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
Arthur T. Porter MD, MBA            46    Director, Hospital Relations 9/04
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
Susan F. Reynolds MD, PH.D.         53   Director, Human Resources
                                         & Integrative Medicine        9/04
---------------------------------- ----- -------------------------- ----------
---------------------------------- ----- -------------------------- ----------
William J. Walker, Jr., Ph.D.       65   Director, Physics &
                                         Treatment Planning            9/05
---------------------------------- ----- -------------------------- ----------
     Every year,  one-third of the board  members are up for election to serve a
3-year term.

     The first annual meeting of the shareholders is expected to take place in late fall of 2003. At that meeting one-third of the directors will be up for election. Each director shall serve a three-year term, with only one-third of the directors being up for election at each annual shareholders meeting


     EDWARD R. ANNIS, M.D. currently serves as the Director of Physician Relations for the company. From 1977 until now, he has been appointed chairman of the Florida Medical Associations Speakers Bureau. For the past 5 years, he has served as an advisor to Cleveland Clinics. He is a world-renowned general surgeon and former president of the American Medical Association and the World Medical Association. Dr. Annis received his medical degree from Marquette University in Milwaukee, Wisconsin.

     E. MARK HAACKE, Ph.D. was a professor in the Department of Radiology and Electrical Engineering at the Mallinckrodt Institute of Radiology at Washington University from August 1993 to 1999 and has served as the director of The Magnetic Resonance Imaging Institute for Biomedical Research in St. Louis, Missouri from July 1999 to the present. He is a research scientist, professor, lecturer, author and educator that has received in excess of $6 million for more than 30 different grants and has authored and coauthored over 125 Referenced Publications, 2 Books, Chaired and Organized numerous International Conferences, given 67 Invited Talks and Chaired Sessions, authored 252 Conference Abstracts, and has educated over 50 people in the field of MRI. Dr. Haacke is a life member of the Society of Exploration Geophysicists and the American Physical Society and is currently an associate editor of Magnetic Resonance Imaging, associate editor of Journal of Magnetic Resonance Imaging, and editorial board member of the Journal of Magnetic Resonance. He received a Bachelor of Science degree from the University of Toronto in mathematics and physics, his Masters of Science degree from the University of Toronto in Theoretical Physics, and his Ph.D. from the University of Toronto in Theoretical High-Energy Physics. His Doctoral Thesis was on SU(4) and Higher Symmetries in Inclusive Lepton-Hadron Scattering. He is also fluent in the French and German languages.

     KENNETH N. HANKIN currently serves as President, Chairman of the Board and CEO for the company. In early 1999 he was an independent contractor hired by Radiation Centers of America, Inc. and in 2000 became employed as the Chief Operating Officer and Executive Vice-President for them of and all of their subsidiaries. Prior to that he served as President and CEO of Global Marketing from 1990 to 1999. Mr. Hankin served as an officer of the Institute of Electrical and Electronics Engineers, President of the Mineralogical and Lapidary Guild, member of the Zoological Society, the International Bonsai Society and the International Oceanographic Foundation. He attended the University of Florida and is degreed as a Bachelor of Science in Electrical Engineering from the University of Miami. He furthered his education at Georgetown University and George Washington University while he was with the Department of Defense in Washington, D.C. and also holds degrees in Mathematics, Oceanography, Marine Biology and a Masters in Business Administration.

     DANIEL K. KIDO, M.D. has been a Professor of Radiology at the Loma Linda University School of Medicine and the Chief of the Neuroradiology Section at the Loma Linda University Medical Center in California from 2000 to the present time and is responsible for the performance, supervision, and consultation for neuroangiograms, myelograms, computed tomograms and magnetic resonance scans. Prior to this he held the same positions from 1991 to 2000 at the Washington University School of Medicine in St. Louis. He received a Bachelor of Arts degree from Pacific Union College in Angwin, CA; his M.D. from Loma Linda University, Loma Linda, CA; and was a Rotating Intern at the Los Angeles County-USC Medical Center, Los Angeles, CA. Dr. Kido has more than 30 university and hospital appointments, and has chaired and served on several committees. He has received in excess of $7 million for more than 25 different Grants. He is a Fellow in American College of Radiology and is Certified by the American Board of Radiology. Editorially, he reviews or edits 8 prestigious medical journals. Professionally, Dr. Kido is a member of the Radiological Society of North America, Association of University Radiologists, American College of Radiology, American Society of Neuroradiology, Society of Magnetic Resonance, Society of Medical Decision Making, and the American Medical Association. He has published 85 Articles in Peer Reviewed Journals, submitted 2 Articles for publication to

Science Reports, authored or coauthored 12 books and/or chapters, arranged more than 15 Scientific Exhibits at the Annual Meetings of various medical Associations and Societies, authored or coauthored 89 Abstracts for numerous medical organizations and universities, has 32 Major Invited Professorships and Lectureships ranging from the Harvard Medical School and other Universities to Sterling-Winthrop and other organizations, and conducted 76 Presentations to countless numbers of medical Associations and Societies.
     ARDIE R. NICKEL currently serves as Secretary, Vice-Chairman and as the Director of Scientific and Medical Development for the company and has been involved in the founding of the company since 2000. From late 1997 to late 1999 Mr. Nickel was the Chairman of the Board and CEO of Radiation Centers of America, Inc. and its subsidiaries and has been active in business development for several major products in the medical diagnostic imaging field. From 1996 to early 1998 he served as a consultant in diagnostic imaging development for Bracco Diagnostic, Inc., New Jersey. Mr. Nickel received his Bachelor of Science degree in 1958 in Radiologic Science from St. Louis University in St. Louis, Missouri.
     ARTHUR T. PORTER, M.D., M.B.A. has served as the President and CEO of the Detroit Medical Centers from May 1999 to the present time, a $1.6 billion health system with more than 14,000 employees, 3,000 physician organizations, eight hospitals, 100 ambulatory sites and a health plan; all of which were losing $100 million annually when he took over, but was brought within budget in less than 2 years. From 1991 to 1999 he was Radiation Oncologist-in-Chief at the Detroit Medical Center, President and CEO of Radiation Oncology Research and Development Center, and Chief of the Gershenson Radiation Oncology Center at Harper Hospital. After attending the University of Sierra Leone, he transferred to Cambridge University in England, where he received his B.A. in anatomy, M.A. in natural sciences and his Medical Degree. Dr. Porter earned his M.B.A. from the University of Tennessee and Certificates in Medical Management from Harvard University and the University of Toronto. He is President of University Radiation Oncology Physicians, P.C.; was the Director of Clinical Care at the Karmanos Cancer Institute from 1995-98; Chairman of Radiation Oncology at Grace Hospital from 1993-99; Physician in Chief and President of DMC Crittenton Health Services from 1996-99; and led the departments of radiation oncology at Victoria Hospital Corporation and London Regional Cancer Center in Ontario. He received Certifications as Diplomate in Medical Oncology and Radiotherapy from the Royal College of Radiologists in England, Specialist in Radiation Oncology from the Royal College of Physicians and Surgeons in Canada, and Diplomate in Health Care Administration from the American Academy of Medicine Administrators. His name has been included in the Best Doctors in America for the past 10 years, Physicians Recognition Award of the American Medical Association, Best Doctors in the Midwest, Who's Who in Science and Technology, Who's Who in Medicine, Who's Who in America, Marquis Who's Who, International Who's Who in Medicine, Life Fellow of the International Biographical Association, Commendation of the City of Detroit, Commendation of Wayne County, Commendation of the State of Michigan, and Michigander of the Year. He is a member the Royal College of Radiologists (England), European Society for Therapeutic Radiation Oncology, American Medical Association, National Cancer Institute, and American Hospital Association. Dr. Porter was president of the American Brachytherapy Society, American Cancer Society, American College of Oncology Administrators, and President and Chairman of the Board of Chancellors of the American College of Radiation Oncology; and is currently on the Board of Scientific Counselors of the National Cancer Institute (USA). He is a Fellow of the Royal Society of Medicine, Royal College of Physicians & Surgeons of Canada, American College of Angiology, Detroit Academy of Medicine, American Academy of Medical Administrators, American College of Radiation Oncology, and the American College of Radiology. Dr. Porter is on the Editorial Board of 14 scientific journals and has to his credit more than 300 scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences, and has received numerous awards from several organizations. He has received almost $4 million for several Grants. In September 2001, President G. W. Bush appointed Dr. Porter to a Presidential commission to review the health care provided by the Department of Defense and the V.A. organizations. In December 2001 Mayor-Elect Kilpatrick appointed Dr. Porter to his transition team and to chair his health care task force.

     SUSAN F. REYNOLDS, M.D., Ph.D. has served as the Managing Partner of the Los Angeles based Executive Search firm, Susan Reynolds and Associates, from 1998 to the present time, catering to the medical industry by providing leadership and management consulting, along with executive coaching and career transition counseling. From 1993 to 1998 she was a keynote speaker on health care reform for the Nationwide Speakers' Bureau; President of Health Care Reform Consultants, preparing a presidential briefing book for the president called "Building a Healthy America", which outlined an alternate strategy for national health care reform; founded and led the Physician Executive Practice at Heidrick & Struggles, and was a Managing Director for Russell Reynolds Associates. She graduated Valedictorian and Magna Cum Laude from Springside School in Philadelphia and graduated from Vassar College in Poughkeepsie, NY with an A.B., Cum Laude Generali et Cum Laude in Materia Subjecta, in Chemistry with a Distinction in Biochemistry. Her education was furthered at the UCLA Medical Center in Los Angeles, CA, where she received a Ph.D. in Biological Chemistry and an M.D.; completed her Internship in Internal Medicine and Residency in Internal Medicine with specialization in Critical Care Medicine, followed by a Fellowship in Cardiology with specialization in Critical Care Medicine and Administrative Medicine. Dr. Reynolds was appointed by the President to serve on the Transition Team Task Group on Health Care Delivery and created the "Smart" Card. From 1994 to 1998 she was academically appointed to the UCLA School of Medicine, Assistant Clinical Professor, Department of Internal Medicine, Emergency Medicine Division. She received Honors such as the Woman of the Year, 12

California's 44th Assembly District; American Medical Women's Association, Community Service Award for California; Distinguished Alumna, Springside School, Philadelphia; Malibu Times Citizen of the Year; Los Angeles County Distinguished Service Award; Distinguished Citizen Award, County of Los Angeles for founding the Malibu Emergency Room; Emil Bogen Research Prize, UCLA School of Medicine; and Phi Beta Kappa, Vassar College. She is a member of the board of directors of the Academy for Guided Imagery, American Medical Women's Association, California Medical Association, Los Angeles County Medical Association, California Chapter of the American College of Emergency Physicians, and has been a member of the board of directors of A Call to Serve (ACTS) International, the Los Angeles Pediatric and Family Medical Center, American College of Emergency Physicians, President of the American Association of Women Emergency Physicians, California State Director and Western Regional Governor of the American Medical Women's Association, President of the Malibu Chamber of Commerce, and President of the Malibu Rotary Club. She is licensed as a Diplomate, American Board of Internal Medicine. Dr. Reynolds has given more than 45 Public Speaking Engagements, produced 7 large organized conferences in which she participated as a speaker, and has authored and coauthored at least 20 Referenced Publications. Her soon to be published book is entitled "Leading From Inside-Out: A Mind-Body-Spirit Approach to Leadership Development and Organizational Transformation, which may be formatted into a PBS special later this year.

     WILLIAM J. WALKER, JR., Ph.D. has been the President and CEO of Comprehensive Physics and Regulatory Services, Ltd. from 1995 to the present time, overseeing a staff of 18 professional medical physicists, dosimetrists and service personnel, and is responsible for corporate programs to provide quality medical radiation therapy physics and state-of-the-art treatment planning services to over 20 free-standing radiation therapy centers located in eastern United States, treating around 450 cancer patients daily. He was the Director of Physics for EquiMed, Inc. administering the Radiological Physics, Regulatory Affairs, Radiation Safety and National Service programs from 1994 to 1998; and served as a consultant to the U.S. Nuclear Regulatory Commission in Washington, D.C., a senior consultant to the Institute for Radiological Imaging Sciences in Germantown, MD, and Consulting Radiological Physicist to Sacred Heart Hospital in Allentown, PA. Professionally, he served as the Secretary/Treasurer, then President of the Mid-Atlantic Chapter of the American Association of Physicists in Medicine; on the Certification Exam Panel of the American Board of Health Physics; is a Member of the Visiting Committee for the Department of Nuclear and Radiological Engineering at the University of Florida; and has served on several Committees of the American College of Nuclear Physicians, including the Nuclear Medicine Science Committee, the Standardization of Nuclear Medicine Instrumentation Committee, Government Affairs Committee, Equipment Specifications and Performance Committee, and Subcommittee on Nuclear Medicine Technology. He is a member of the Health Physics Society, American Association of Physicists in Medicine, Society of Sigma XI, Lions Club International, and was Chairman of the board of directors of the Profound Paralysis Foundation. Doctor Walker received his Ph.D. in Radiological Physics from the University of Florida, his Master of Science in Radiation Biophysics from the University of Kansas, and a Bachelor of Science in Civil Engineering from the Virginia Military Institute. He is a Certified Health Physicist from the American Board of Health Physics, a Registered Professional Civil and Sanitary Engineer, a Licensed Therapeutic Radiological Physicist in the State of Florida, a Qualified Expert for Diagnostic and Therapeutical X-ray Inspection in the State of Virginia, and a Qualified Expert as a Radiation Machine Inspector in the State of Maryland. To his credit, he has authored and coauthored 18 publications.

ITEM 6:  EXECUTIVE COMPENSATION

     The following table sets out the cash compensation  awarded to or earned by
the  chief  executive  officer  and  the  secretary.   There  were  no  non-cash
considerations or awards given to any officers of the company.

-----------------------------------------------------------------------------
                    SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------
           Annual Compensation
        -------------------------------
a)         (b)          (c)         (d)    (e)           (f)         (g)
Name and
Principal             Salary        Bonus Shares Issued Warrants   Warrants
Position   Year        ($)           ($)   at $ .001     Issued    Exercised

K. Hankin  2002      104,000          0    1,500,000      0          0
CEO

A. Nickel  2002       31,750          0      125,000      0          0
Secretary
All other
directos as
a group    2002            0          0      150,000     37,778      0

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None of our officers, directors, promoters or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

     It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of our directors or executive officers, or to any other of our affiliates except as described in this registration statement. See "Executive Compensation" and "Part II, Item 4".

     During the period from inception to November 30, 2002 a total of 1,812,778 shares were purchased by officers and directors. The individual breakdown of the amounts described in the previous sentence are included under Item 4: "Security Ownership of Certain Beneficial Owners and Management".

ITEM 8:  DESCRIPTION OF SECURITIES

Common Stock

     The company is authorized to issue 100,000,000 shares of common stock, par value $.001, of which 1,586,895 shares are issued and outstanding as of the June 30, 2002 audit. As of November 30, 2002, there have been 4,010,849 shares issued and outstanding to 124 shareholders. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the board of directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the company. Stockholders of the company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
            EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established public trading market for the company's common stock. It is not traded on an exchange or in the over-the counter market. There is no assurance that an active market will develop for the company's common stock in the future.

     The Company has issued a total of 906,895 warrants entitling the holder to 1 common share for each warrant held that could be sold pursuant to Rule 144 under the Securities Act.

     In accordance with Item 201(d) of Regulation S-B, the Company has not commenced any equity compensation plans of any nature at this time nor has any been contemplated for the future.


     As of November 30, 2002, there are 124 shareholders. No cash dividends have been paid to date or are anticipated to be paid in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     The company is not subject to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There are no changes in accountants or disagreements that exist or have existed from inception to November 30, 2002.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The company has sold approximately 1,586,895 shares of unregistered stock at prices ranging from par value to $0.90 per share as of the June 30, 2002 audit which includes 650,000 shares of common stock issued for services rendered at a price of $ .01 per share, and an additional 2,423,954 shares at prices ranging from par value to $5.00 per share between July 1, 2002 and November 30, 2002. As of the June 30, 2002 audit certain directors and former directors purchased 200,000 shares at $0.50 and 37,778 shares at $0.90 per share, and 690,000 shares at par value. The total amount of shares issued as of November 30, 2002 are 4,010,849, and executive officers and directors have purchased 1,775,000 of those shares at par value. During the period from July 1, 2002 to November 30, 2002, there were 1,160,000 shares issued to the board of directors at par value, 1,092,667 shares issued at par value to other individuals for services rendered, and 13,300 shares issued at prices ranging from $4.00 to $5.00 per share. Also, during that same period 157,987 warrants were exercised by non- affiliates at prices ranging from $0.80 to $0.90 per share.

     The above shares were sold in connection with the exemptions offered under Regulation D of the Securities Act. All stock issued for cash or by way of loan conversion were done by Mr. Hankin who is an officer and director(See: Item 5 - Directors. Executive Officers, Promotors and Control Persons). All persons who became shareholders were through friends, family or business associates of Mr. Hankin and were accredited investors in accordance to Regulation D.

     In summary the number of shares that have been sold as of November 30, 2002 are as follows:

         Executives, officers and directors               1,812,778
         Non-affiliated individuals and trusts            2,198,071

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation may, in its discretion, indemnify any person who was or is a director, officer, employee, or agent of the corporation or any person who is or was serving at the request of the corporation against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any actions, claims, suits, or proceedings Indemnification shall apply if the party acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation. Indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the board of directors but same shall not be when there is a finding of gross negligence or wilful misconduct. The party seeking indemnification may appeal the actions of the board of directors directly to shareholders not a party to the action or suit which is the subject of the request for indemnification.

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation.

     If any expenses or other amounts are paid by way of indemnification, other than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall give written notice of same to shareholders.


Transfer Agent:

     The company has engaged Florida Atlantic Stock Transfer, Inc. to be its Transfer agent.

                                    PART F/S

Financial Statements and Supplementary Data:


     The company's audited financial statements from inception to June 30, 2002 have been examined to the extent indicated in their reports by Michael Johnson & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, in response to Part F/S of this Form 10-SB. The Company has also included the interim unaudited financial statements for the three months ended September 30, 2002 which in the view of management include all necessary adjustments to make them not misleading.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)

                              Financial Statements
                           Period Ended June 30, 2002

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Universal Healthcare Management Systems, Inc., Inc.


     We have audited the accompanying consolidated balance sheet of Universal Healthcare Management Systems, Inc.(A Development Stage Company) as of June 30, 2002, and the related consolidated statement of operations, cash flows, and changes in stockholder's equity for the period September 24, 2001 (inception) to June 30, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

     An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Healthcare Management Systems, Inc., at June 30, 2002, and the results of their consolidated operations and their cash flows for the period, September 24, 2001 (inception) to June 30, 2002 in conformity with accounting principles generally accepted in the United States.



Michael Johnson & Co., LLC
Denver, Colorado
March 25, 2003

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2002

ASSETS:
Current Assets:
 Cash                                                        $116,310
 Deposits                                                     166,000
 Sundry asset                                                     585
                                                              -------

Total Current Assets                                          282,895
                                                              -------

Fixed Assets:
Computer equipment - net of accum depreciation of $1,000       15,687
                                                               ------

Net Fixed Assets                                               15,687
                                                               ------

TOTAL ASSETS                                                 $298,582
                                                              =======


LIABILITIES AND STOCKHOLDERS' EQUITY:

Current Liabilities:
Accounts payable                                             $    -
                                                              -------

TOTAL CURRENT LIABILITIES                                         -
                                                              -------


Stockholders' Equity:
 Preferred stock, $.001 par value, 100,000,000
   shares authorized: none outstanding                            -
 Common stock, $.001 par value, 100,000,000
   shares authorized, 1,586,895 shares issued and
   outstanding                                                  1,587
 Additional paid in capital                                   765,678
Deficit accumulated during the development stage             (468,683)
                                                              -------
Total Stockholder's Equity                                    298,582
                                                              -------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                   $298,582
                                                              =======



The accompanying notes are an integral part of these financial statements.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
          FOR THE PERIOD SEPTEMBER 24, 2001(INCEPTION) TO JUNE 30, 2002

INCOME                                                      $     -


OPERATING EXPENSES:
Legal fees                                                    137,744
Consulting fees                                               131,960
Management fees                                               113,332
General and administrative                                     72,440
Marketing, travel, and entertainment                           13,207
                                                              -------
Total Operating Expenses                                      468,683
                                                              -------

Net Loss from Operations                                    $(468,683)
                                                              =======

Weighted average number of shares
   outstanding - Basic                                      1,586,895
                                                            =========
Weighted average number of shares
   outstanding - Fully Diluted                              1,586,895
                                                            =========

Net Loss Per Share  - Basic                                 $   (0.30)
                                                             ========
Net Loss Per Share  - Fully Diluted                         $   (0.30)
                                                             ========



The accompanying notes are an integral part of these financial statements.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
          FOR THE PERIOD SEPTEMBER 24, 2001(INCEPTION) TO JUNE 30, 2002

                               INDIRECT METHOD
Cash Flows From Operating Activities:
 Net loss                                                 $  (468,683)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Stock issued for services                                      6,500
   Changes in assets and liabilities:
   Increase in deposits                                      (166,000)
   Increase in sundry assets                                     (585)
                                                            ---------

       Total adjustments                                     (160,085)
                                                            ---------

Net cash used in operating activities                        (628,768)
                                                            ---------

Cash Flow From Investing Activities:
  Purchase of computer equipment                              (15,687)
                                                            ---------

  Net cash used in investing activities                       (15,687)
                                                            ---------


Cash Flow From Financing Activities:
  Conversion of loans to common stock                         760,765
                                                             --------

  Net cash provided by financing activities                   760,765
                                                             --------

Increase (Decrease) in cash                                   116,310

Cash and cash equivalents - beginning of period                   -
                                                              -------

Cash and cash equivalents - end of period                  $  116,310
                                                            =========

Supplemental Cash Flow Information:
  Interest paid                                            $    -
                                                            =========
  Taxes paid                                               $    -
                                                            =========

The accompanying notes are an integral part of these financial statements.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD SEPTEMBER 24, 2001(INCEPTION) TO JUNE 30, 2002

                                                       Deficit
                                                     Accumulated
                                         Additional   During the
                          Common Stock    Paid-In    Development
                      Shares    Amount   Capital        Stage       Totals
Balance -  September
      24, 2001          -      $   -     $    -      $    -       $     -

Conversion of loans
 into common stock     936,895       937    759,828        -        760,765

Stock issued for
   services            650,000       650      5,850        -          6,500

Net loss for
   period               -          -         -        (468,683)    (468,683)
                     ---------    ------  ---------   --------     ---------
Balance - June 30,
   2002              1,586,895   $ 1,587 $  765,678  $(468,683)  $  298,582
                     =========    ======  =========   ========    =========

















The accompanying notes are an integral part of these financial statements.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                  June 30, 2002

Note 1 - General:

         Nature of Business

     Universal Healthcare Management Systems, Inc.(the "Company")was incorporated on December 26, 2001 under the laws of the State of Florida. The company's primary business activity is to complete the construction of a medical facility dedicated to the treatment of cancer related diseases. The company plans on constructing and/or acquiring several different locations over time.

     The company has two subsidiaries, Oncology Care and Wellness Center, Inc. and Universal Holdings & Development, Inc., both that are inactive at this time.


     Oncology and Wellness Center Inc.("Oncology") was incorporated in September 2001 and was the predecessor operation of the company. The operations of Oncology were suspended in favor of Universal. Oncology was originally set up to acquire medical facilities. Management decided in favor of setting up a separate entity in order to acquire the medical centers and keep Oncology as an operating entity in connection with the performance of cancer treatments. Oncology will therefore remain dormant until such time as Universal Management acquires any medical facilities. Oncology was acquired in May of 2002 in a recapitalization transaction. Any monies that were advanced to Oncology by the original investors was agreed to be converted into stock in Universal. No formal written agreement exists for this right of conversion.

     The operations of Oncology were suspended in May, 2002 when it was acquired by the Company, through a recapitalization. The consolidated financial statements reflect the consolidation of all operations for the period September 24, 2001 to June 30, 2002 as if the recapitalization took place on September 24, 2001.

         The company's fiscal year end is June 30.

Note 2 - Summary of Significant Accounting Policies:

         Basis of Presentation - Development Stage Company

     The company has not earned any revenue from limited principal operations. Accordingly, the company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the company's inception.

         Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Significant accounting principles followed by the company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

         Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Cash and Cash Equivalents

     For purposes of the statement of cash flows, the company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

         Fixed Assets and Depreciation

     Computer equipment is recorded at cost and is being depreciated using the straight-line method over 5 years which management considers the estimated useful life of the aforementioned assets.

         Income Taxes

     The company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)

                          Notes To Financial Statements
                                  June 30, 2002

Note 2 - Summary of Significant Accounting Policies(continued)

Net earning (loss) per share

     Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive. The amount of potentially dilutive securities represented by warrants if all are subsequently exercised that are not included in the calculation of net loss per share are 906,895.

Note 3 - Share Capital Transactions

     The Company is authorized to issue up to 100,000,000 shares of common stock with a par value of $.001. During the period the Company issued a total of 650,000 of common stock to officers and directors for services rendered for a total of $ 6,500. Additionally the Company converted amounts received by investors totalling $760,765 into 936,895 shares of common stock.


Note 4 - Deposits:

     The company has deposited funds with its corporate attorney. The main purpose is to fund the purchase of a parcel of land comprising 2.25 acres of raw land at the corner of West 16th Avenue and 37th Street in Hialeah, Florida. The closing date will be determined once financing is in place.

Note 5 - Warrants to Purchase:

     Each of the existing shareholders has been given a warrant to purchase additional stock equivalent to the amount of stock already owned. The warrant to purchase is exercisable only after the first day of company's public trading and void ninety days after that date. The exercise price is the same price as paid originally. As of the June 30, 2002 audit, the company had issued a total of 906,895 warrants entitling the holder to 1 common share per share warrant.

     Subsequent to the year end a total of 157,987 warrants were exercised.

Note 6 - Income Taxes:

     There has been no provision for U.S. federal, state, or foreign income taxes for any period because the company has incurred losses in all periods and for all jurisdictions. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets are as follows:
         Deferred tax assets
            Net operating loss carry forwards                       $468,683
            Valuation allowance for deferred tax assets             (468,683)
                                                                    --------

         Net deferred tax assets                                    $    -
                                                                    ========

     Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of June 30, 2002, the company had net operating loss carry forwards of approximately $468,683 for federal and state income tax purposes. These carry forwards, if not utilized to offset taxable income begin to expire in 2016. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)

                          Notes To Financial Statements
                                  June 30, 2002


Note 7 - Going Concern:

     The accompanying financial statements have been prepared in conformity with
accounting   principles   generally   accepted  in  the  United  States,   which
contemplates continuation of the Company as a going concern.

     The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed business, or its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

Note 8 - Commitments:

         Rental Lease

     As of June 30, 2002, the company had entered into a non cancelable operating lease agreement for the rental of office space and services, expiring July 2003, with monthly payments of $3,900. Minimum rentals, on an annual basis, are as follows:
                                    2003             $46,800

         Consulting Agreement

     In June 2002, the company entered into a consulting agreement with a medical consulting and development service provider. Monthly payments of $6,000 are due provider and the contract expires December 31, 2002.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)

                    Interim Consolidated Financial Statements

                               September 30, 2002
                                   (Unaudited)

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A Development Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)

                                              September 30,  June 30,
                                                  2002        2002

ASSETS
Current Assets
Cash                                             $  28,187    $ 116,310
Deposits                                           159,200      166,000
Sundry asset                                           585          585
                                                 --------      -------

Total Current Assets                               187,972      282,895
                                                  --------      -------

Fixed At Cost
Computer equipment                                  23,760       16,687
Less: Accumulated depreciation                      (2,130)      (1,000)
                                                  --------      -------

Total Fixed Assets                                  21,630       15,687
                                                  --------      -------

TOTAL ASSETS                                     $ 209,602    $ 298,582
                                                  ========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY


Stockholders' Equity
Common stock, authorized 100,000,000 shares,
 par value $ .001, issued and outstanding
  - 3,914,562 (June 30, 2002 - 1,586,895)           3,915        1,587

Additional paid in capital                        914,981      765,678
Deficit accumulated during development stage     (709,294)    (468,683)
                                                 --------      -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 209,602   $  298,582
                                                 ========     ========

The accompanying notes are an integral part of these financial statements

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS SEPTEMBER 30, 2002
                                  (UNAUDITED)


                                   Three    From           From
                                  Months  Inception       Inception
                                   Ended (Sep 24, 2001) (Sep 24, 2001)
                                 Sept 30,  to June 30    to Sept 30
                                   2002      2002           2002
INCOME                        $    -      $    -         $    -
                               -------     --------        ---------

OPERATING EXPENSES
Legal and professional fees      30,870     137,744          168,614
Consulting fees                  62,422     131,960          194,382
Management fees                  28,000     113,332          141,332
Wages and benefits               84,963        -              84,963
Administrative Expenses          32,763      72,440          105,113
Marketing, travel and
      Entertainment               1,683      13,207           14,890
                                -------     -------         --------

Total Operating Expenses        240,611     468,683          709,294
                                -------    --------          -------

Net Loss from Operations      $(240,611) $ (468,683)       $(709,294)
                                =======     =======          =======

Weighted average number of
shares outstanding -Basic      3,438,200  1,586,895
                              ==========  =========
Weighted average number of
shares outstanding -Diluted    3,438,200  1,586,895
                              ==========  =========
Net Loss Per Share - Basic     $  (0.07) $    (0.30)
                                =======   =========
Net Loss Per Share - Diluted   $  (0.07) $    (0.30)
                               ========   =========


The accompanying notes are an integral part of these financial statements.

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREEE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)



                                   Three    From           From
                                  Months   Inception     Inception
                                   Ended (Sep 24, 2001) (Sep 24, 2001)
                                 Sept 30,  to June 30    to Sept 30
                                   2002      2002           2002
Cash Flows From Operating
    Activities
Net loss                        $ (240,611)  $ (468,683)   $ (709,294)
Adjustments to reconcile net
loss to net cash used
in operating activities:
 Stock issued for services            -           6,500         6,500
 Depreciation                        1,130         -            1,130
Changes in assets and liabilities
 (Increase)decrease in deposit       6,800     (166,000)     (159,200)
 Increase in sundry assets            -            (585)         (585)
                                  --------      -------       -------

                                     7,930     (160,085)     (152,155)
                                  --------      -------       -------

Net Cash Used in Operating
          Activities              (232,681)    (628,768)     (861,449)
                                  --------      -------       -------

Cash Flow From Financing Activities
Exercise of warrants               110,633         -          110,633
Issuance of common stock            40,998         -           40,998
Conversion of loans to common stock    -        760,765       760,765
                                  --------      -------       -------

Net Cash Provided By Financing
   Activities                      151,631      760,765       912,396
                                  --------      -------       -------

Increase(decrease) in Cash         (88,123)     116,310        28,187

Cash and Cash Equivalents -
 beginning of period               116,310         -             -
                                   -------      -------       -------

Cash and Cash Equivalents -
 end of period                    $ 28,187    $ 116,310     $  28,187
                                   =======     ========       =======

Supplemental Cash Flow Information
 Interest paid                    $    351    $      56     $     407
                                   =======      =======       =======
 Taxes paid                       $     -     $    -        $   -
                                   =======      =======       =======

The accompanying notes are an integral part of these financial statements

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A Development Stage Company)
       Interim Consolidated Statement of Changes in Stockholders' Equity
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)



                                                  Deficit
                                                Accumulated
                                     Additional  During the
                     Common Stock      Paid-In   Development
                Shares   Amount        Capital     Stage        Totals
Balance - Sep 24,
        2001      -    $   -       $    -     $   -        $    -

Conversion of
 loans         936,895       937    759,828        -        760,765

Stock issued
  for services 650,000       650      5,850        -          6,500

Net loss for
  period          -           -         -      (468,683)   (468,683)
               --------    -----     ------     -------     -------

Balance - June
  30, 2002   1,586,895     1,587  $ 765,678    (468,683)    298,582

Stock issued
  for cash   2,201,199     2,201     38,797        -         40,998

Warrants
  exercised    126,468       126    110,507        -        110,633

Net loss for
  period          -          -          -       (240,611)  (240,611)
               ---------  ------   --------     --------    -------

Balance - Sep
  30, 2002   3,914,562   $ 3,914  $ 914,892    $(709,294)  $209,602
             =========    ======    =======     ========    =======



The accompanying notes are an integral part of these financial statements.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                   NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)

1.       ORGANIZATION AND BASIS OF PRESENTATION

     Universal Healthcare Management Systems Inc.(the "Company") was organized in the State of Florida on December 26, 2001. The Company's primary business activity is to complete the construction of a medical facility dedicated to the treatment of cancer related diseases. The Company plans on constructing and/or acquiring several different locations over time.

     The Company has two subsidiaries, Oncology Care and Wellness Center, Inc. and Universal Holdings & Development Inc., both which are inactive at this time.

Development Stage Enterprise

     The Company has no revenues and has just commenced operations. The Company's activities are accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity(deficit) and cash flows disclose activity since the date of the Company's inception.

2.       SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

     These  financial   statements  are  presented  on  the  accrual  method  of
accounting in accordance with generally accepted accounting principles. Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                   NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)


2.       SIGNIFICANT ACCOUNTING POLICIES(continued)

 Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of Universal Healthcare Management Systems, Inc. and its wholly owned subsidiaries, Oncology Care and Wellness Center, Inc. and Universal Holdings & Development Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

     In the opinion of management, these interim financial statements include all adjustments necessary in order to make them not misleading.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.


Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments and investments, purchased with an original maturity date of three months or less, to be cash equivalents.

Fixed Assets

     Computer equipment is stated at cost. Depreciation is determined on the straight-line basis over the estimated useful life of the equipment being 5 years.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)

2.       SIGNIFICANT ACCOUNTING POLICIES(continued

Income taxes

     The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Net earnings(loss) per share

     Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from this computation, as their effect is anti-dilutive. The amount of potentially dilutive securities represented by warrants if all are subsequently exercised that are not included in the calculation of net loss per share are 780,427.

Fair Value of Financial Instruments

     The carrying amount of cash, deposits, and sundry asset are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Recently Issued Accounting Standards

     On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS No. 142. The implementation of SFAS No. 141 and SFAS No. 142 will not have a material effect on the financial position or results of operations of the Company.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)

2.       SIGNIFICANT ACCOUNTING POLICIES(continued

Recently Issued Accounting Standards(continued)

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

3.       GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern.

     The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed medical centers, and upon its ability to attain future profitable operations from these centers. There can be no assurance that the Company will be successful in obtaining financing, or that it will attain positive cash flow from operations.

4.       DEPOSITS

     The Company has deposited funds with a corporate attorney. The main purpose is to fund the purchase of a parcel of land comprising 2.25 acres of raw land at the corner of West 16th Avenue and 37th Street in Hialeah, Florida. The closing date will be determined once financing is in place.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)

5.   INCOME TAXES

     There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

         Deferred tax assets
            Net operating loss carryforwards                   $ 709,294
            Valuation allowance for deferred tax
              assets                                            (709,294)
                                                                --------

         Net deferred tax assets                               $     -
                                                                ========

     Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of September 30, 2002, the Company had net operating loss carryforwards of approximately $ 709,294 for federal and state income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2017. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.


6.   Commitments

Rental Lease

     As of June 30, 2002, the Company had entered into a non-cancelable operating lease agreement for the rental of office space and services, expiring July 2003, with monthly payments of $3,900. Minimum rentals, on an annual basis, are as follows:

                  2003              $46,800

Consulting Agreement

     In July 2002, the Company entered into a consulting agreement with a medical consulting and development service provider. Monthly payments of $6,000 are due provider and the contract expires December 31, 2002.

                 UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 2002
                                  (UNAUDITED)

7.       WARRANTS TO PURCHASE

     Each of the existing shareholders has been given a warrant to purchase additional stock equivalent to the amount of stock already owned. The warrant to purchase is exercisable only after the first day of company's public trading and void ninety days after that date. The exercise price is the same price as paid originally. As of the June 30, 2002 audit, the company had issued a total of 906,895 warrants entitling the holder to 1 common share per share warrant.

     As of September 30, 2002, there were 780,427 warrants still outstanding. A total of 126,468 warrants were issued as follows:

           31,875 at a price of $ .80 per share or $ 25,500
           94,593 at a price of $ .90 per share or $ 85,133

     The total amount raised to September 30, 2002 from warrants was $ 110,633.

     The shareholders who had made loans of more than $ 25,000 initially and who had been given warrants were given warrants at an exercist price of $ .80 per share. The balance of the warrants exercised represented an exercise price equal to the conversion price of the shareholders original loans to the Company's wholly-owned subsidiary, to shares of the Company.


     As of November 30, 2002 an additional 31,519 in warrants were exercised at $ .90 per share leaving a total of 749,908 warrants still outstanding.

                                    PART III

Item 1.  Index to Exhibits

       The following exhibits are filed with this Registration Statement:

Exhibit No.          Exhibit Name                           Page Number
2(i)                 Articles of Incorporation                38

2(ii)                By-laws                                  40

2(iii)               Amendment to Articles of Incorporation.  55

2(iv)                Certfication of Articles of Incorporation 56

2(v)                 Certificate of Good Standing             57

2(vi).1 to .6        Resolutions                              58

15.1                 Consent of independent accountants       63

15.2                 Warrant to Purchase                      64

15.3                 Consulting agreement                     68

Item 2.  Description of Exhibits

         See Item 1 above.

         Signatures

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                  Universal Healthcare Management Systems, Inc.
                                  (Registrant)

Date: December 17, 2002    BY:  s/s KENNETH HANKIN
                               -------------------------------
                                Kenneth Hankin, President & CEO

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date              Signature                                   Title
September 26, 2002  BY: S/S KENNETH HANKIN     Director, President, CEO
                           ------------------
                            KENNETH HANKIN


                                                   EXHIBIT 2(i)


                           ARTICLES OF INCORPORATION

                                      OF

                   UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.





                                ARTICLE I - NAME

The name of this corporation is Universal Healthcare Management Systems, Inc.

                              ARTICLE II - DURATION

     This corporation shall have perpetual existence commencing on the date of the filing of these Articles of Incorporation with the Department of State.

                              ARTICLE III - PURPOSE

     This corporation is organized under the laws of the State of Florida as a corporation for profit for the purposes of transacting business relating to, but not necessarily limited to, healthcare and the management thereof. This corporation shall be in the healthcare and management profession, and is authorized to purchase, sell, trade, own and manage other corporations, and to conduct any other business as is lawful under the laws of the State of Florida and the United States.

                           ARTICLE IV - CAPITAL STOCK

     This corporation is authorized to issue one hundred million (100,000,000) shares of common stock, which shall have a par value of one ten thousandth of one dollar ($.0001) per share.

                           ARTICLE V - INITIAL OFFICE

The initial mailing address and street address of the corporation is:

                    14614 S. W. 174 Terrace, Miami, FL 33177

                      ARTICLE VI - INITIAL REGISTERED AGENT

The initial name of the registered agent is:

                                Kenneth N. Hankin

and the address for the initial registered agent is:

                    14614 S. W. 174 Terrace, Miami, FL 33177

                    ARTICLE VII - INITIAL BOARD OF DIRECTORS

     The corporation shall have two (2) directors constituting the initial Board of Directors. The number of directors may be increased or decreased from time to time in accordance with the by-laws of the corporation, but shall never be less than one. The names and street addresses of the initial Board of Directors are:

         NAME                                                 ADDRESS

Kenneth N. Hankin                   14614 S. W. 174 Terrace, Miami, FL 33177

Ardie R. Nickel                     1660 N. W. 94 Avenue, Plantation, FL 33322

                           ARTICLE VIII - INCORPORATOR

The name and address of the person signing these Articles of Incorporation is:

         NAME                                                 ADDRESS

Kenneth N. Hankin                   14614 S. W. 174 Terrace, Miami, FL 33177

                          ARTICLE IX - INDEMNIFICATION

     The corporation shall indemnify any officer or director or any former officer or director to the fullest extent permitted by law.

                             ARTICLE X - AMENDMENTS

     The corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation or any amendments hereto, and reserves the right to amend or repeal any of the provisions contained in the bylaws of the corporation or any amendments thereto. Any right conferred upon the shareholders is subject to this reservation.

     IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation on the 21st day of December 2001.

       S/S Kenneth Hankin
       -------------------
         Kenneth N. Hankin

                         ACCEPTANCE OF REGISTERED AGENT

     Having been named as registered agent and to accept service of process for the above stated corporation at the place designated in the Articles of Incorporation, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties and I am familiar with and accept the obligation of my position as registered agent.

       ------------------------------

                                                   EXHIBIT 2(ii)

                                     BYLAWS
                                       OF
                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                                    ARTICLE I

                                  SHAREHOLDERS

SECTION 1.  Annual Meetings

     (a) The annual meeting of the shareholders of the Corporation shall be held at the principal office of the Corporation in the State of Florida or at such other place within or without the State of Florida as may be determined by the Board of Directors and as may be designated in the notice of such meeting. The meeting shall be held on the third Thursday of October of each year or on such other day as the Board of Directors may specify. If said day is a legal holiday, the meeting shall be held on the next succeeding business day not a legal holiday.

     (b) Business to be transacted at such meeting shall be the election of directors to succeed those whose terms are expiring and such other business as may be properly brought before the meeting.

     (c) In the event that the annual meeting, by mistake or otherwise, shall not be called and held as herein provided, a special meeting may be called as provided for in Section 2 of this Article I in lieu of and for the purposes of and with the same effect as the annual meeting.

SECTION 2.  Special Meetings

     (a) A special meeting of the shareholders of the Corporation may be called for any purpose or purposes at any time by the President of the Corporation, by the Board of Directors or by the holders of not less than 40% of the outstanding capital stock of the Corporation entitled to vote at such meeting.

     (b) At any time, upon the written direction of any person or persons entitled to call a special meeting of the shareholders, it shall be the duty of the Secretary to send notice of such meeting pursuant to Section 4 of this
Article I. It shall be the responsibility of the person or persons directing the Secretary to send notice of any special meeting of shareholders to deliver such direction and a proposed form of notice to the Secretary not less than 15 days prior to the proposed date of said meeting.

     (c) Special meetings of the shareholders of the Corporation shall be held at such place, within or without the State of Florida, on such date, and at such time as shall be specified in the notice of such special meeting.

SECTION 3.  Adjournment

     (a) When the annual meeting is convened, or when any special meeting is convened, the presiding officer may adjourn it for such period of time as may be reasonably necessary to reconvene the meeting at another place and time.

         (b) The presiding officer shall have the power to adjourn any meeting of the shareholders for any proper purpose, including, but not limited to, lack of a quorum, securing a more adequate meeting place, electing officials to count and tabulate votes, reviewing any shareholder proposals or passing upon any challenge which may properly come before the meetings.

     (c) When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given in compliance with Section 4(a) of this Article I to each shareholder of record on the new record date entitled to vote at such meeting.

SECTION 4.  Notice of Meetings, Purpose of Meeting, Waiver

     (a) Each shareholder of record entitled to vote at any meeting shall be given in person, or by first class mail, postage prepaid, written notice of such meeting which, in the case of a special meeting, shall set forth the purpose(s) for which the meeting is called, not less than 10 or more than 60 days before the date of such meeting. If mailed, such notice is to be sent to the shareholder's address as it appears on the stock transfer books of the Corporation, unless the shareholder shall request of the Secretary in writing at least 15 days prior to the distribution of any required notice that any notice intended for him or her be sent to some other address, in which case the notice may be sent to the address so designated. Notwithstanding any such request by a shareholder, notice sent to a shareholder's address as it appears on the stock transfer books of this Corporation as of the record date shall be deemed properly given. Any notice of a meeting sent by United States mail shall be deemed delivered when deposited with proper postage thereon with the United States Postal Service or in any mail receptacle under its control.

     (b) A shareholder waives notice of any meeting by attendance, either in person or by proxy, at such meeting or by waiving notice in writing either before, during or after such meeting. Attendance at a meeting for the express purpose of objecting that the meeting was not lawfully called or convened, however, will not constitute a waiver of notice by a shareholder who states at the beginning of the meeting, his or her objection that the meeting is not lawfully called or convened.

         (c) A waiver of notice signed by all shareholders entitled to vote at a meeting of shareholders may also be used for any other proper purpose including, but not limited to, designating any place within or without the State of Florida as the place for holding such a meeting.

     (d) Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice.

SECTION 5.  Closing of Transfer Books, Record Date, Shareholder's List

     (a) In order to determine the holders of record of the capital stock of the Corporation who are entitled to notice of meetings, to vote a meeting or adjournment thereof, or to receive payment of any dividend, or for any other purpose, the Board of Directors may fix a date not more than 60 days prior to the date set for any of the above-mentioned activities for such determination of shareholders.
     (b) If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.
     (c) In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the date for any such determination of shareholders, such date in any case to be not more than 60 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.
     (d) If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.
     (e) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this Section for the adjourned meeting.
     (f) The officer or agent having charge of the stock transfer books of the Corporation shall make, as of a date at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of each shareholder and the number and class and series, if any, of shares held by each shareholder. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation or at the office of the transfer agent or registrar of the Corporation for a period of 10 days prior to such meeting and shall be available for inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of any meeting of shareholders and shall be subject to inspection by any shareholder at any time during the meeting.
     (g) The original stock transfer books shall be prima facie evidence as to the shareholders entitled to examine such list or stock transfer books or to vote any meeting of shareholders.

     (h) If the requirements of Section 5(f) of this Article I have not been substantially complied with, then, on the demand of any shareholder in person or by proxy, the meeting shall be adjourned until such requirements are complied with.
     (i) If no demand pursuant to Section 5(h) of this Article I is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.
     (j) Section 5(g) of this Article I shall be operative only at such time(s) as the Corporation shall have 6 or more shareholders.

SECTION 6.  Quorum

     At any meeting of the shareholders of the Corporation, the presence, in person or by proxy, of shareholders owning a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote thereat shall be necessary to constitute a quorum for the transaction of any business. If a quorum is present, the vote of a majority of the shares represented at such meeting and entitled to vote on the subject matter shall be the act of the shareholders. If there shall not be quorum at any meeting of the shareholders of the Corporation, then the holders of a majority of the shares of the capital stock of the Corporation who shall be present at such meeting, in person or by proxy, may adjourn such meeting from time to time until holders of all of the shares of the capital stock shall attend. At any such adjourned meeting at which a quorum shall be present; any business may be transacted which might have been transacted at the meeting as originally scheduled.

SECTION 7.  Presiding Officer, Order of Business

     (a) Meetings of the shareholders shall be presided over by the Chairman of the Board, or, if he or she is not present or there is no Chairman of the Board, by the President or, if he or she is not present, by the senior Vice-President present or, if neither the Chairman of the Board, the President, nor a Vice-President is present, the meeting shall be presided over by a chairman to be chosen by a plurality of the shareholders entitled to vote at the meeting who are present, in person or by proxy. The presiding officer of any meeting of the shareholders may delegate his or her duties and obligations as the presiding officer as he or she sees fit.
     (b) The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary shall act as Secretary of every meeting of shareholders, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall choose any person present to act as Secretary of the meeting.
     (c) The order of business shall be as follows:

                  1. Call of meeting to order.
                  2. Proof of notice of meeting.
                  3. Reading of minutes of last previous shareholder's meeting or a waiver thereof.
                  4. Reports of officers.
                  5. Reports of committees.
                  6. Election of directors.
                  7. Regular and miscellaneous business.
                  8. Special matters.
                  9. Adjournment.

     (d) Notwithstanding the provisions of Section 7(c) of this Article I, the order and topics of business to be transacted at any meeting shall be determined by the presiding officer of the meeting in his or her sole discretion. In no event shall any variation in the order of business or additions and deletions from the order of business as specified in Section 7(c) of this Article I invalidate any actions properly taken at any meeting.

SECTION 8.  Voting

     (a) Unless otherwise provided for in the Articles of Incorporation, each shareholder shall be entitled, at each meeting and upon each proposal to be voted upon, to one vote for each share of voting stock recorded in his or her name on the books of the Corporation on the record date fixed as provided for in
Section 5 of this Article I.
     (b) The presiding officer at any meeting of the shareholders shall have the power to determine the method and means of voting when any matter is to be voted upon. The method and means of voting may include, but shall not be limited to, vote by ballot, vote by hand or vote by voice. No method of voting may be adopted, however, which fails to take account of any shareholder's right to vote by proxy as provided for in Section 10 of this Article I. In no event may any method of voting be adopted which would prejudice the outcome of the vote.

SECTION 9.  Action Without Meeting

     (a) Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the Corporation's outstanding stock.
     (b) In the event that the action to which the shareholder's consent is such as would have required the filing of a certificate under the Florida General Corporation Act if such action had been voted on by shareholders at a meeting thereof, the certificate filed under such other section shall state that written consent has been given in accordance with the provisions of Section 9 of this
Article I.
     (c) If shareholder action is taken by written consent in lieu of meeting signed by less than all of the Corporation's shareholders, then all non-participating shareholders shall be provided with written notice of the action taken within 10 days after the date of the written instrument taking such action.
     (d) No action by written consent in lieu of meeting shall be valid if it is in contravention of applicable proxy or informational rules adopted pursuant to the Securities Exchange Act of 1934, as amended, including, without limitation, the requirements of Section 14 thereof.

SECTION 10.  Proxies

     (a) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his or her duly authorized attorney-in-fact, may authorize another person or persons to act for him or her by proxy.
     (b) Every proxy must be signed by the shareholder or his or her attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided in this Section 10.

     (c) The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of any adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of Shareholders.
     (d) Except when other provisions shall have been made by written agreement between the parties, the record holder of shares held as pledges or otherwise as security or which belong to another, shall issue to the pledgor or to such owner of such shares, upon demand therefor and payment of necessary expenses thereof, a proxy to vote or take other action thereon.
     (e) A proxy which states that it is irrevocable is irrevocable when it is held by any of the following or a nominee of any of the following: (i) a pledgee; (ii) a person who has purchased or agreed to purchase the shares; (iii) a creditor or creditors of the Corporation who extend or continue to extend credit to the Corporation in consideration of the proxy, if the proxy states that it was given in consideration of such extension or continuation of credit, the amount thereof, and the name of the person extending or continuing credit;
(iv) a person who has contracted to perform services as an officer of the Corporation, if a proxy is required by the contract of employment, if the Proxy states that it was given in consideration of such contract of employment and states the name of the employee and the period of employment contracted for; and
(v) a person designated by or under an agreement as provided in Article I hereof.
     (f) Notwithstanding a provision in a proxy stating that it is irrevocable, the proxy becomes revocable after the pledge is redeemed, the debt of the Corporation is paid, the period of employment provided for in the contract of employment has terminated, or the agreement under Article I hereof has terminated and, in a case provided for in Section 10(e)(iii) or Section 10(e)(iv) of this Article I, becomes revocable three years after the date of the proxy or at the end of the period, if any, specified therein, whichever period is less, unless the period of irrevocability of the proxy as provided in this
Section 10.  This  Section  10(f) does not affect the  duration of a proxy under
Section 10(b) of this Article I.
     (g) A proxy may be revoked, notwithstanding a provision making it irrevocable, by a purchaser of shares without knowledge of the existence of the provisions unless the existence of the proxy and its irrevocability is noted conspicuously on the face or back of the certificate representing such shares.
     (h) If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of such persons present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy. If the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

     (i) If a proxy expressly so provides, any proxy holder may appoint in writing a substitute to act in his or her place.

     (j) Notwithstanding anything in the Bylaws to the contrary, no proxy shall be valid if it was obtained in violation of any applicable requirements of
Section 14 of the Securities Exchange Act of 1934, as amended, or the Rules and Regulations promulgated thereunder.

SECTION 11.  Voting of Shares by Shareholders

     (a) Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the Bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the Chairman of the Board, President, any Vice-President, Secretary and Treasurer of the corporate shareholder, in that order, shall be presumed to possess authority to vote such shares.
     (b) Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted as shares held by him or her without a transfer of such shares into his name.
     (c) Shares standing in the name of a receiver may be voted by such receiver. Shares held by or under the control of a receiver but not standing in the name of such receiver, may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

     (d) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee.

     (e) Shares of the capital stock of the Corporation belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares.

                                   ARTICLE II

                                    DIRECTORS

SECTION I.  Board of Directors, Exercise of Corporate Powers

     (a) All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors except as may be otherwise provided in the Articles of Incorporation or in Shareholder's Agreement. If any such provision is made in the Articles of Incorporation or in Shareholder's Agreement, the powers and duties conferred or imposed upon the Board of Directors shall be exercised or performed to such extent and by such person or persons as shall be provided in the Articles of Incorporation or Shareholder's Agreement.
     (b) Directors need not be residents of this state or shareholders of the Corporation unless the Articles of Incorporation so require.
     (c) The Board of Directors shall have authority to fix the compensation of directors unless otherwise provided in the Articles of Incorporation.
     (d) A director shall perform his or her duties as a director, including his or her duties as a member of any committee of the Board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.
     (e) In performing his or her duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by: (i) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented; (ii) legal counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or (iii) a committee of the Board upon which he or she does not serve, duly designated in accordance with a provision of the Articles of Incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.
     (f) A director shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance described in Section 1(e) of this Article II to be unwarranted.

     (g) A person who performs his or her duties in compliance with Section 1 of this Article II shall have no liability by reason of being or having been a director of the Corporation.
     (h) A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he or she votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

SECTION 2.  Number, Election, Classification of Directors, Vacancies

     (a) The Board of Directors of this Corporation shall consist of not less than one director nor more than fifteen directors. The Board shall have authority from time to time, to increase the number of directors or to decrease it to not less than one member, provided that no decrease in the number of directors shall deprive a serving director of the right to serve throughout the term of his or her election.
     (b) Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall serve until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office, or death.
     (c) At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect directors to hold office until the next succeeding annual meeting, except in case of the classification of director as permitted by the Florida General Corporation Act. Each director shall hold office for the term for which he or she is elected and until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office, or death, and in compliance with the terms and conditions of his or her Directorship Agreement.

     (d) These Bylaws provide that the directors be divided into not more than three classes, as nearly equal in number as possible, whose terms of office shall respectively expire at different times, but no such term shall continue longer than four years, and at least one fourth of the directors shall be elected annually. If directors are classified and the number of directors is thereafter changed, any increase or decrease in directorship shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.
     (e) Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the Shareholders.

SECTION 3.  Removal of Directors

     At a meeting of shareholders called expressly for that purpose, directors may be removed in the manner provided in this Section 3. Any director or one or more of the incumbent directors may be removed from office, with or without cause, by the vote of shareholders representing not less than two-thirds of the voting power of the total issued and outstanding stock entitled to voting power.

SECTION 4.  Director Quorum and Voting

     (a) A majority of the directors fixed in the manner provided in these Bylaws shall constitute a quorum for the transaction of business.
     (b) A majority of the members of an Executive Committee or other committee shall constitute a quorum for the transaction of business at any meeting of such Executive Committee or other committee.
     (c) The act of a majority of the directors present at a Board meeting at which a quorum is present shall be the act of the Board of Directors.
     (d) The act of a majority of the members of an Executive Committee present at an Executive Committee meeting at which a quorum is present shall be the act of the Executive Committee.
     (e) The act of a majority of the members of any other committee present at a committee meeting at which a quorum is present shall be the act of the committee.
     (f) Directors may, if not contrary to applicable law, vote either in person or by proxy, provided that the proxy holder must be either another director, an officer or a shareholder of the Corporation; however, any director who elects to vote by proxy more than three times during any single fiscal year shall, unless otherwise determined by the Board of Directors, be automatically removed as a director.

SECTION 5.  Director Conflicts of Interest

     (a) No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because their votes are counted for such purpose, if:

     (i) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or
     (ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or
     (iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.
     (b) Interested directors, whether or not voting, may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

SECTION 6.  Executive and Other Committees, Designation, Authority

     (a) The Board of Directors, by resolution adopted by the full Board of Directors, may designate from among its directors an Executive Committee and one or more other committees each of which, to the extent provided in such resolution or in the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to: (i) approve or recommend to shareholders' actions or proposals required by the Florida General Corporation Act to be approved by shareholders; (ii) designate candidates for the office of director for purposes of proxy solicitation or otherwise; (iii) fill vacancies on the Board of Directors or any committee thereof; (iv) amend these Bylaws; (v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or (vi) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, unless the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof has specified a general formula or method by resolution or by adoption of a stock option or other plan, authorized a committee to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms of a series for filing with the Department of State under the Florida General Corporation Act.

     (b) The Board, by resolution adopted in accordance with Section 6(a) of this Article II, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

     (c) Neither the designation of any such committee, the delegation thereto of authority, nor action by such committee pursuant to such authority shall alone constitute compliance by a member of the Board of Directors, not a member of the committee in question, with his responsibility to act in good faith, in manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

SECTION 7.  Place, Time, Notice and Call of Director's Meeting

     (a) Meetings of the Board of Directors, regular or special, may be held either within or without the State of Florida.
     (b) A regular meeting of the Board of Directors of the Corporation shall be held for the election of Officers of the Corporation and for the transaction of such other business as may come before such meeting as promptly as practicable after the annual meeting of the shareholders of this Corporation without the necessity of notice other than this Bylaw. Other regular meetings of the Board of Directors of the Corporation may be held at such places as the Board of Directors of the Corporation may from time to time resolve without notice other than such resolution. Special meetings of the Board of Directors may be held at any time upon call of the Chairman of the Board of Directors or a majority of the Directors of the Corporation, at such time and at such place as shall be specified in the call thereof. Notice of any special meeting of the Board of Directors must be given at least two days prior thereto, if by written notice delivered personally; or at least five days prior thereto, if mailed; or at least two days prior thereto, if by telegram; or at least two days prior thereto, if by telephone. If such notice is given by mail, such notice shall be deemed to have been delivered when deposited with the United States Postal Service addressed to the business address of such director with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed delivered when the telegram is delivered to the telegraph company. If notice is given by telephone, such notice shall be deemed delivered when the call is completed.
     (c) Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.
     (d) Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.
     (e) A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.
     (f) Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 8.  Action by Directors Without a Meeting

     (a) Any action required by the Florida General Corporation Act to be taken at a meeting of the Directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, and is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.
     (b) If not contrary to applicable law, directors may take action as the Board of Directors or committees thereof through a written consent to action signed by a number of directors sufficient to have carried a vote of the Board of Directors or committee thereof with all members present and voting; provided, that all directors not joining in such written instrument shall be deemed for all purposes to have cast dissenting votes, and that all directors not parties to such instrument shall receive written notice of all action taken through such instrument within three days after such instrument shall have been subscribed by the requisite number of directors required for such action.

SECTION 9.  Compensation

     The directors and members of the Executive and any other committee of the Board of Directors shall be entitled to such reasonable compensation for their services and on such basis as shall be fixed from time to time by resolution of the Board of Directors. The Board of Directors and members of any committee of that Board of Directors shall be entitled to reimbursement for any reasonable expenses incurred in attending any Board or committee meeting. Any director receiving compensation under this Section shall not be prevented from serving the Corporation in any other capacity and shall not be prohibited from receiving reasonable compensation for such other services.

SECTION 10.  Resignation

     Any Director of the Corporation may resign at any time by providing the Board of Directors with written notice indicating the Director's intention to resign and the effective date thereof.

                                   ARTICLE III

                                    OFFICERS

SECTION 1.  Election, Number, Terms of Office

     (a) The officers of the Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice-Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors at such time and in such manner as may be prescribed by these Bylaws. Such other officers and assistance officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors. The officers of the Corporation shall be hereinafter collectively referred to as the "Officers."
     (b) All officers and agents, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws, or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.
     (c) Any two or more offices may be held by the same person, except for the offices of President and Secretary.
     (d) A failure to elect a Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, a Vice-President, a Secretary or a Treasurer shall not affect the existence of the Corporation.

SECTION 2.  Removal

     An officer of the Corporation shall hold office until the election and qualification of his successor; however, any officer of the Corporation may be removed from office by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create any contract right to employment or compensation.

SECTION 3.  Vacancies

     Any vacancy in any office from any cause may be filled for the unexpired portion of the term of such office by the Board of Directors.

SECTION 4.  Powers and duties

     (a) The Chairman of the Board of Directors shall preside over meetings of the Board of Directors and the shareholders. Unless a separate Chief Executive Officer is elected, the Chairman shall exercise the powers hereafter granted to that office. Unless a Chairman of the Board is specifically elected, the President shall be deemed to be the Chairman of the Board.
     (b) The Chief Executive Officer shall be the principal officer of the Corporation to whom all other officers shall be subordinate. In the event no Chief Executive Officer is separately elected, such office shall be assumed by the Chairman of the Board, and if no such office has been filled, by the President. Except where by law the signature of the President is required or unless the Board of Directors shall rule otherwise, the Chief Executive Officer shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation which may be authorized by the Board of Directors.
     (c) The Chief Operating Officer of the Corporation shall be responsible for management of the day-to-day affairs of the Corporation, subject to compliance with the directions of the Board of Directors and of the Chief Executive Officer. He shall be responsible for the general day-to-day supervision of the business and affairs of the Corporation. He shall sign or countersign all certificates, contracts or other instruments of the Corporation as authorized by the Board of Directors. He may, but need not, be a member of the Board of Directors.
     (d)  Unless  otherwise  provided  by  specific  resolution  of the Board of
Directors, the President shall be the Chief Operating Officer of the Corporation. In the absence of a separately elected or available Chief Executive Officer or Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of the Shareholders and the Board of Directors. He shall make reports to the Board of Directors. The Board of Directors will at all times retain the power to expressly delegate the duties of the President to any other officer of the Corporation.
     (e) The Chief Financial Officer shall be responsible for coordinating all financial aspects of the Corporations' operations, including strategic financial planning, the supervision of the Corporation's Treasurer, Comptroller and outside auditors. In the event an Audit Committee of the Board of Directors is designated and serving, he shall be responsible for keeping such committee fully and timely informed of all matters under its jurisdiction. In addition, the Chief Financial Officer shall be responsible for overseeing preparation and filing of all reports of the Corporations' activities required to be filed, either periodically or on a special basis with the United States Internal Revenue Service and Securities and Exchange Commission and other federal and state governmental agencies.

     (f) The Vice-President(s), if any, in the order designated by the Board of Directors, shall exercise the functions of the President in the event of the absence, disability, death, or refusal to act of the President. During the time that any Vice-President is properly exercising the functions of the President, such Vice-President shall have all the powers of and be subject to all restrictions upon the President. Each Vice-President shall have such other duties as are assigned to him from time to time by the Board of Directors or by the President of the Corporation.

     (g) The Secretary of the Corporation shall keep the minutes of the meetings of the shareholders of the Corporation, and, unless provided otherwise by the Chairman at any meeting of the Board of Directors, the Secretary shall keep the minutes of the meetings of the Board of Directors of the Corporation. The Secretary shall be the custodian of the minute books of the Corporation and such other books and records of the Corporation as the Board of Directors of the Corporation may direct. The Secretary of the Corporation shall have the general responsibility for maintaining the stock transfer books of the Corporation, or of supervising the maintenance of the stock transfer books of the Corporation by the transfer agent, if any, of the Corporation. The Secretary shall be the custodian of the corporate seal of the Corporation and shall affix the corporate seal of the Corporation on contracts and other instruments as the Board of Directors may direct. The Secretary shall perform such other duties as are assigned to him from time by the Board of Directors or the President of the Corporation.

     (h) The Treasurer of the Corporation shall be directly subordinate to the Chief Financial Officer. In the absence of a Chief Financial Officer, such office shall be filled by the Treasurer. The Treasurer shall have custody of all funds and securities owned by the Corporation. The Treasurer shall cause to be entered regularly in the proper books of account of the Corporation full and accurate accounts of the receipts and disbursements of the Corporation. The Treasurer of the Corporation shall render a statement of the cash, financial and other accounts of the Corporation whenever he is directed to render such a statement by the Board of Directors or by the President of the Corporation. The Treasurer shall at all reasonable times make available the Corporations' books and financial accounts to any director of the Corporation during normal business hours. The Treasurer shall perform all other acts incident to the office of Treasurer of the Corporation, and he shall have such other duties as are assigned to him from time to time by the Board of Directors or the President of the Corporation.

     (i) Other subordinate or assistant officers appointed by the Board of Directors or by the President, if such authority is delegated to him by the Board of Directors, shall exercise such powers and perform such duties as may be delegated to them by the Board of Directors, the Chief Executive Officer or by the President, as the case may be.

     (j) In case of the absence or disability of any officer of the Corporation and of any person authorized to act in his place during such period of absence or disability, the Board of Directors may from time to time delegate the powers and duties of such officer or any director or any other person whom it may select.

SECTION 5.  Salaries

     The salaries of all officers of the Corporation shall, except as otherwise determined or required by an agreement entered into among all the shareholders of the Corporation, be fixed by the Board of Directors. No officer shall be ineligible to receive such salary by reason of the fact that he is also a director of the Corporation and receiving compensation therefor.

                                   ARTICLE IV

                        LOANS TO EMPLOYEES AND OFFICERS,
               GUARANTEE OF OBLIGATIONS OF EMPLOYEES AND OFFICERS

     This Corporation may lend money to, guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of a subsidiary, including any officer or employee who is a director of the Corporation or of a subsidiary, whenever, in the judgment of the directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Articles shall be deemed to deny, limit or restrict the powers of guarantee or warranty of this Corporation at common law or under any statute.

                                    ARTICLE V

                  STOCK CERTIFICATES, VOTING TRUSTS, TRANSFERS

SECTION 1.  Certificates Representing Shares

     (a) Every holder of shares of this Corporation shall be entitled to one or more certificates, representing all shares to which he is entitled and such certificates shall be signed by the Chairman, Chief Executive Officer, the President or a Vice-President and the Secretary or an Assistant Secretary of the Corporation and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Chairman, the Chief Executive Officer, the President or Vice-President and the Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if it were executed by the appropriate officer at the date of its issuance.

     (b) Every certificate representing shares issued by this Corporation shall, if shares are divided into one or more classes or series with differing rights, state that the Corporation will furnish to any shareholder upon request and without charge a full statement of: (i) the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued, and (ii) the variations in the relative rights and preferences between the shares of each such series, if the Corporation is authorized to issue any preferred or special class in series and so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine, the relative rights and preferences of subsequent series.

     (c) Every certificate representing shares which are restricted as to sale, disposition or other transfer (including restrictions based on federal or state securities and other laws) shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

     (d) Each certificate representing shares shall state upon the face thereof:
(i) the name of the Corporation; (ii) that the Corporation is organized under the laws of the State of Florida; (iii) the name of the person or persons to whom issued; (iv) the number and class of shares, and the designation of the series, if any, which such certificate represents; and (v) the par value of each share represented by such certificate, or a statement that the shares are without par value.

     (e) No certificate shall be issued for any shares until they are fully paid for.

SECTION 2.  Transfer Books

     The Corporation shall keep at its registered office or principal place of business or in the office of its transfer agent or registrar, a book (or books where more than one kind, class, or series of stock is outstanding) to be known as the Stock Book, containing the names, alphabetically arranged, addresses and Social Security numbers of every shareholder and the number of shares each kind, class or series of stock held of record. Where the Stock Book is kept in the office of the transfer agent, the Corporation shall keep at its office in the State of Florida copies of the stock lists prepared from said Stock Book and sent to it from time to time by said transfer agent. The Stock Book or stock lists shall show the current status of the ownership of shares of the corporation provided that, if the transfer agent of the Corporation be located elsewhere, a reasonable time shall be allowed for transit or mail.

SECTION 3.  Transfer of Shares

     (a) The name(s) and address(es) of the person(s) to whom shares of stock of this Corporation are issued, shall be entered on the Stock Transfer Books of the Corporation, with the number of shares and date of issue.
     (b)  Transfer  of  shares  of the  Corporation  shall be made on the  Stock
Transfer Books of the Corporation by the Secretary or the transfer agent, subject to compliance with any restrictions specified on such certificate, only when the holder of record thereof or the legal representative of such holder of record or the attorney-in-fact of such holder of record, authorized by power of attorney duly executed and filed with the Secretary or transfer agent of the Corporation, shall surrender the Certificate representing such shares for cancellation. Lost, destroyed or stolen Stock Certificates shall be replaced pursuant to Section 5 of this Article V.
     (c) The person or persons in whose names shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner of such shares or all purposes, except as otherwise provided pursuant to Sections 10 and 11 of
Article I, or Section 4 of Article V.
     (d) Shares of the Corporation capital stock shall be freely transferable without the required Board of Director's consent, unless such consent requirement has been imposed pursuant to a binding written contract subscribed to by the holder or his or her predecessor in interest.

SECTION 4.  Voting Trusts

     (a) Any number of Shareholders of the Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten years, by: (i) entering into a written voting trust agreement specifying the terms and conditions of the voting trust; (ii) depositing a counterpart of the agreement with the Corporation at its registered office; and (iii) transferring their shares to such trustee or trustees for the purposes of this Agreement. Prior to the recording of the agreement, the shareholder concerned shall render the stock certificate(s) described therein to the Corporate Secretary who shall note on each certificate:

This Certificate is subject to the provisions of a voting trust agreement dated _____________, recorded in Minute Book ___________________, of the Corporation.
                                            --------------------------------
                                            Secretary

     (b) Upon the transfer of such shares, voting trust certificates shall be issued by the trustee or trustees to the shareholders who transfer their shares in trust. Such trustee or trustees shall keep a record of the holders of voting trust certificates evidencing a beneficial interest in the voting trust, giving the names and addresses of all such holders and the number and class or the shares in respect of which the voting trust certificates held by each are issued, and shall deposit a copy of such record with the Corporation at its registered office.
     (c) The counterpart of the voting trust agreement and the copy of such record so deposited with the Corporation shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.
     (d) At any time before the expiration of a voting trust agreement as originally fixed or as extended one or more times under this Section 4(d), one or more holders of voting trust certificates may, by agreement in writing, extend the duration of such voting trust agreement, nominating the same or substitute trustees, for an additional period not exceeding 10 years. Such extension agreement shall not affect the rights or obligations or persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their stock certificates reissued upon the expiration of the original term of the voting trust agreement. The extension agreement shall in every respect comply with and be subject to all the provisions of this Section 4, applicable to the original voting trust agreement except that the 10 year maximum period of duration shall commence on the date of adoption of the extension agreement.
     (e) The trustees under the terms of the agreements entered into under the provisions of this Section 4, shall not acquire the legal title to the shares but shall be vested only with the legal right and title to the voting power which is incident to the ownership of the shares.
     (f) Notwithstanding generally applicable prohibitions against a corporation's voting of treasury stock, if the Corporation is the trustee under a voting trust, it shall have full authority to vote such shares in accordance with the terms of the voting trust agreement, even if such agreement vests absolute and unfettered voting discretion in the trustee and notwithstanding that the voting trust was created at the prompting or direction of the Corporation, its officers or directors.

SECTION 5.  Lost, Destroyed, or Stolen Certificates

     No Certificate representing shares of stock in the Corporation shall be issued in place of any Certificate alleged to have been lost, destroyed, or stolen except on production of evidence, satisfactory to the Board of Directors, of such loss, destruction or theft, and, if the Board of Directors so requires, upon the furnishing of an indemnity bond in such amount (but not to exceed twice the fair market value of the shares represented by the Certificate) and with such terms and with such surety as the Board of Directors may, in its discretion, require.

                                   ARTICLE VI

                                BOOKS AND RECORDS

     (a) The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.
     (b) Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.
     (c) Any person who shall have been a holder of record of shares, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall; subject to the qualifications contained in subsection (d) hereof, have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any purpose, its relevant books and records of account, minutes and records of shareholders and to make extracts therefrom.

     (d) No shareholder who within two years has sold or offered for sale any list of shareholders or of holders of voting trust certificates for shares of this Corporation or any other corporation; has aided or abetted any person in procuring any list of shareholders or of holders of voting trust certificates for any such purpose; or has improperly used any information secured through any prior examination of the books and records of account, minutes, or record of shareholders or of holders of voting trust certificates for shares of the Corporation of any other corporation; shall be entitled to examine the documents and records of the Corporation as provided in Section (c) of this Article VI. No shareholder who does not act in good faith or for a proper purpose in making his demand shall be entitled to examine the documents and records of the Corporation as provided in Section (c) of this Article VI.
     (e) Unless modified by resolution of the shareholders, this Corporation shall prepare not later than four months after the close of each fiscal year: i) A balance sheet showing in reasonable detail the financial conditions of the Corporation as of the date of the close of its fiscal year. (ii) A Profit and Loss statement showing the results of its operation during its fiscal year.
     (f) Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of its most recent balance sheet and profit and loss statement.
     (g) Such balance sheets and profit and loss statements shall be filed and kept for at least five years in the registered office of the Corporation in the State of Florida and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                                   ARTICLE VII

                                    DIVIDENDS

     The Board of Directors of the Corporation may, from time to time, declare, and the Corporation may pay dividends on its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent, subject to the following provisions:
     (a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Article VII, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, however arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such capital surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.
     (b) If the Corporation shall engage in the business of exploiting natural resources or other wasting assets and if the Articles of Incorporation so provide, dividends may be declared and paid in cash out of depletion or similar reserves, but each such dividend shall be identified as distribution of such reserves and the amount per share paid from such reserves shall be disclosed to the shareholders receiving the same concurrently with the distribution thereof.
     (c) Dividends may be declared and paid in the Corporation's treasury shares.
     (d) Dividends may be declared and paid in the Corporation's authorized but unissued shares, out of any unreserved and unrestricted surplus of the Corporation, upon the following conditions: (i) If a dividend is payable in the Corporations' own shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend. (ii) If a dividend is payable in the Corporations' own shares without par value, such shares shall be issued at a stated value fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.
     (e) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class which the payment is to be made.
     (f) A split or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a stock dividend within the meaning of this Article VII.

                                  ARTICLE VIII

                                      SEAL

     The Board of Directors shall adopt a Corporate Seal, which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation and the year of incorporation.

                                   ARTICLE IX

                                 INDEMNIFICATION

     This Corporation may, in its discretion, indemnify any director, officer, employee, or agent in the following circumstances and in the following manner:

     (a) The Corporation may indemnify any person who was or is a part, or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney's Fees at all trial and appellate levels), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
     (b) The Corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees at all trial and appellate levels), actually and reasonable incurred by him in connection with the defense of settlement of such action or suit, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is rarely and reasonably entitled to indemnity for such expenses which such court shall deem proper.
     (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections (a) or (b) of this Article IX, or in defense of any claim, issue, or matter therein, shall be indemnified against expenses (including attorneys' fees at trial and appellate levels) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under Sections (a) or (b) of this Article IX, unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections (a) or (b) or this Article IX. Such determination shall initially be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination shall be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or any party entitled to call a special meeting of the shareholders pursuant to Section 2 of Article I and, in such case, the determination made by the majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section.

     (e) Expenses (including attorneys' fees at all trial and appellate levels) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon a preliminary determination following one of the procedures set forth in this Article IX, that a director, officer, employee or agent met the applicable standard of conduct set forth in this Article IX, and upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

     (f) The Corporation may make any other or further indemnification, except an indemnification against gross negligence or willful misconduct, under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the indemnified party's official capacity and as to action in another capacity while holding such office.

     (g) Indemnification as provided in this Article IX may continue as to a person who has ceased to be a director, officer, employee or agent and may inure to the benefit of the heirs, executors and administrators of such a person upon a proper determination initially made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination may be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or his representative or by any party entitled to call a special meeting of the shareholders pursuant to Section 2 or Article I and in such case, the determination made by the majority vote of quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section (g)
     (h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.
     (i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the time of delivery to shareholders or written notice of the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within 15 months from the date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amount paid, and the nature and status at the time of such payment of the litigation or threatened litigation.
     (j) This Article IX shall be interpreted to permit indemnification to the fullest extent permitted by law. If any part of this Article shall be found to be invalid or ineffective in any action, suit or proceeding, the validity and effect of the remaining part thereof shall not be affected. The provisions of this Article IX shall be applicable to all actions, claims, suits, or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption.

                                    ARTICLE X

                               AMENDMENT OF BYLAWS

     The Board of Directors shall have the power to amend, alter, or repeal these Bylaws, and to adopt new Bylaws.

                                   ARTICLE XI

                                   FISCAL YEAR

     The Fiscal Year of this Corporation shall be determined by the Board of Directors.

                                   ARTICLE XII

                              MEDICAL REIMBURSEMENT

SECTION 1.  Benefits

     The Corporation may, subject to approval of the Board of Directors reimburse all employees for expenses incurred by themselves and their dependents, as defined in Section 152 of the Internal Revenue Code of 1954, as amended (the "IRC"), for medical care, as defined in IRC Section 213(e) or any successor section thereto, subject to the conditions and limitations hereinafter set forth. It is the intention of the Corporation that the benefits payable to employees hereunder will be excluded from their gross income pursuant to IRC
Section 105 or any successor section thereto.

SECTION 2.  Employees Defined

     The term "employees" as used in this medical expense plan is hereby defined to include all individuals employed by the corporation except the following:
     (a) Employees who have not completed three months of service as is provided in IRC Section 105(h)(3)(b)(i), or any successor section thereto;
     (b) Employees who have not attained the age of 25 years;
     (c) Employees who are part-time or seasonal as is defined in IRC Section 105(h)(3)(b)(iii) or any successor section thereto;
     (d) Employees who are included in a unit of employees covered by an agreement between employee representatives and one or more employers found to be a collective bargaining agreement; where accident and health benefits were the subject of good faith bargaining between such employee representatives and such employer(s) as is defined in IRC Section 105(h)(3)(b)(iv) or any successor section thereto;
     (e) Employees who are nonresident aliens and who receive no earned income from the employer which constitutes income from sources within the United States as is further defined in IRC Section 105(h)(5)(b)(v) or any successor Section thereto.

SECTION 3.  Limitations

     (a) The Corporation will reimburse any employee no more than $5,000.00 in any fiscal year for medical care expenses;

     (b) Reimbursement or payment provided under this plan will be made by the Corporation only in the event and to the extent that such reimbursement or payment is not provided under any insurance policy(ies), whether owned by the Corporation or the employee, or under any other health and accident or wage continuation plan;

     (c) In the event that there is such an insurance policy or plan in effect providing for reimbursement in whole or in part, then to the extent of the coverage under such policy or plan, the Corporation will be relieved of any and all liability hereunder.

SECTION 4.  Submission of Proof

     Any employee applying for reimbursement under this plan will submit to the Corporation, at least quarterly, all bills for medical care, including premium notices for accident or health insurance, for verification by the Corporation prior to payment. Failure to comply herewith, may at the discretion of the Board of Directors, terminate such employee's right to said reimbursement.

SECTION 5.  Discontinuation

     This plan will be subject to termination at any time by vote of the Board of Directors; provided, however, that medical care expenses incurred prior to such termination will be reimbursed or paid in accordance with the terms of this plan.

SECTION 6.  Determination

     The Chief Executive Officer will determine all questions arising from the administration and interpretation of the Plan except where reimbursement is claimed by the President. In such case determination will be made by the Board of Directors.

                                    * * *

     The undersigned, being the duly elected and acting secretary of the Corporation, hereby certifies that the foregoing constitute the validly adopted and true Bylaws of the Corporation, as of the date set forth below.


Dated:
                                    Secretary


                                                              (Corporate Seal)
Witness

                                                 EXHIBIT 2(iii)


                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.

                                (present name)

     Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

     FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

Article IV, Capital Stock shall be amended to read as follows:

                           ARTICLE IV - CAPITAL STOCK

     This corporation is authorized to issue one hundred million (100,000,000) shares of common stock, which shall have a par value of one thousandth of one dollar ($.001) per share.

     Article  XI,   Special   Meetings  is  to  be  added  to  the  Articles  of
Incorporation and shall read as follows:

                          ARTICLE XI - SPECIAL MEETINGS

     A special meeting of the shareholders of the Corporation may be called for any purpose or purposes at any time by the President of the Corporation, by the Board of Directors or by the holders of not less than 40% of the outstanding capital stock of the Corporation entitled to vote at such meeting.

     Article XII, Removal of Directors is to be added to the Articles of Incorporation and shall read as follows:

                       ARTICLE XII - REMOVAL OF DIRECTORS

     Any director or one or more of the incumbent directors may be removed from office, with or without cause, by the vote of shareholders representing not less than two-thirds of the voting power of the total issued and outstanding stock entitled to voting power.

     SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:


     THIRD: The date of each amendment's adoption: June 10, 2002.

     FOURTH: The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.


         Signed as of this 10th day of June, 2002.

Signature
         By:
         Kenneth N. Hankin
          President & CEO

                                               EXHIBIT 2(iv)

                   CERTIFICATION OF ARTICLES OF INCORPORATION

                            (STATE OF FLORIDA - LOGO)

                               Department of State



     I certify the attached is a true and correct copy of the Articles of Incorporation of UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC., a Florida corporation, filed on December 26, 2001, as shown by the records of this office.



The document number of this corporation is PO1OOO121766








                                                     Given under my hand and the
                                                     Great Seal of the State of
                                                     Florida at Tallahassee, the
                                                     Capitol, this the
                                                     Twenty-eighth day of
                                                     December, 2001



(Great Seal of the State of                         s/s Katherine Harris
      Florida - Logo)                              ----------------------
                                                    Katherine Harris
                                                   Secretary of State

                                              Exhibit 2(v)

                          CERTIFICATE OF GOOD STANDING


                            (STATE OF FLORIDA - LOGO)

                               Department of State




     I certify from the records of this office that UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC. is a corporation organized under the laws of the State of Florida, filed on December 26, 2001.

     The document number of this corporation is P01000121766.

     I further certify that said corporation has paid all fees due this office through December 31, 2002, that its most recent annual report/uniform business report was filed on March 31, 2002, and its status is active.

     I further certify that said corporation has not filed Articles of Dissolution.






                           Given under my hand and the
                           Great Seal of the State of Florida
                           at Tallahassee, the Capitol this the
                          Eighteenth day or June, 2002



(Great Seal of the State of                         s/s Katherine Harris
     Florida - Logo)                               ----------------------
                                                    Katherine Harris
                                                   Secretary of State

                                                EXHIBIT 2(vi).1


                       RESOLUTIONS ADOPTED BY INCORPORATOR

                                       OF

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.


     The undersigned, being the sole Incorporator of the Corporation hereby adopts the following resolutions:

     (1) RESOLVED, that a copy of the Certificate and Articles of Incorporation of the Corporation be inserted in the Minute Book of the Corporation.

     (2) RESOLVED, that the form of First Bylaws submitted to the meeting be, and the same hereby are, adopted as and for the Bylaws of the Corporation, and that a copy thereof be placed in the Minute Book of the Corporation, directly following the Certificate or Incorporation.

     (3) RESOLVED, that founder Kenneth N. Hankin of the Corporation be allowed to purchase five hundred thousand (500,000) shares of restricted stock at par value and that founder Ardie R. Nickel be allowed to purchase one hundred thousand (100,000) shares of restricted stock at par value with said rights of purchase having to be exercised within one hundred eighty (180) days of the first day of trading as a public company.

     (4) RESOLVED, that the following persons be, and they hereby are, elected as Directors of the Corporation, to serve until the first annual meeting of shareholders, and until their successors are elected and qualify:

                  Edward R. Annis, M.D.
                  J. Martin Barrash, M.D.
                  G. Stephen Brown, M.D.
                  E. Mark Haacke, Ph.D.
                  Kenneth N. Hankin
                  William S. Kubricht, Jr.
                  Ardie R. Nickel
                  William J. Walker, Jr., Ph.D.

 Date: April 10, 2002
                     /s/ Kenneth Hankin
                   ----------------------------
                   KENNETH N. HANKIN, INCORPORATOR

                                                 EXHIBIT 2(vi).2


                BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


     A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

     RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Arthur T. Porter, M.D. as a Director of the Corporation.

     The undersigned, Ardie R. Nickel certifies that he is the duly appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on July 18, 2002 and that such resolution is now in full force and effect.

     IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.


SIGNED:  /s/ Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE JULY 18, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.

                                 EXHIBIT 2(vi).3


                BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


     A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

     RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Daniel K. Kido, M.D. as a Director of the Corporation.

     The undersigned, Ardie R. Nickel certifies that he is the duly appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on July 18, 2002 and that such resolution is now in full force and effect.

     IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.




SIGNED:  /s/ Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE JULY 18, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.

                                 EXHIBIT 2(vi).4


                BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


     A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

     RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Susan F. Reynolds, M.D., Ph.D. as a Director of the Corporation.

     The undersigned, Ardie R. Nickel certifies that he is the duly Appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on June 4, 2002 and that such resolution is now in full force and effect.

     IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.



SIGNED:  /s/ Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE JUNE 4, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.

                         BOARD OF DIRECTOR'S RESOLUTION
                     ISSUING SHARES OF STOCK TO THE INITIAL
                             DIRECTORS AND OFFICERS

     A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

     RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, and approve the removal and elimination of the resolution:

RESOLVED, further, that all members of the Board of Directors be allowed to purchase ten thousand (10,000) shares of restricted stock at par value for each year that they serve on the Board of Directors, and that such right be included in the directorship agreement.

RESOLVED, that founder Kenneth N. Hankin of the Corporation be allowed to purchase five hundred thousand (500,000) shares of restricted stock at par value and that founder Ardie R. Nickel be allowed to purchase one hundred thousand (100,000) shares of restricted stock at par value with said rights of purchase having to be exercised within one hundred eighty (180) days of the first day of trading as a public company.

     From the "Minutes of First Meeting of Board of Directors of Universal Healthcare Management Systems, Inc." and from the "Resolutions Adopted by Incorporator of Universal Healthcare Management Systems, Inc." respectively.

     RESOLVED, further, that the initial members of the Board of Directors be allowed to purchase twenty five thousand (25,000) shares of restricted common stock of the Corporation at par value as compensation for the initial term that they serve on the Board of Directors, or for a minimum of three (3) years, whichever is longer, with such right included in their directorship agreement. That Ardie R. Nickel as an officer, director and founder of the Corporation be allowed to purchase one hundred twenty five thousand (125,000) shares of restricted common stock of the Corporation at par value, and that Kenneth N. Hankin as an officer, director and founder of the Corporation be allowed to purchase one million five hundred thousand (1,500,000) shares of restricted common stock of the Corporation at par value.

     The undersigned, Ardie R. Nickel certifies that he is the duly appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on August 22, 2002 and that such resolution is now in full force and effect.

     IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.

SIGNED:                                                       CORPORATE SEAL:

/s/ Ardie Nickel
--------------------------
ARDIE R. NICKEL, SECRETARY


DATE------------------------


ATTEST TO BY:

s/s Kenneth Hankin
--------------------------------------
KENNETH HANKIN, PRESIDENT AND C.E.O.

                                                EXHIBIT 15.1



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
80 S.W. 8th Street, Suite 2000
Miami, FL 33130

     I hereby consent to the use of my audit report dated August 28, 2002, in the Form 10-SB of Universal Healthcare Management Systems, Inc. for the period ended June 30, 2002.

Michael Johnson & Co. LLP.
Certified Public Accountant

September 25, 2002.

                                                              EXHIBIT 15.2

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THERE FROM UNDER SAID ACT.

                               WARRANT TO PURCHASE

                              _____________ SHARES

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.

              (Incorporated under the laws of the State of Florida)

       WARRANT CERTIFICATE FOR THE PURCHASE OF SHARES AT $.001 PAR VALUE

         COMMON STOCK OF UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
           CLASS "A1" CERTIFICATE AT THE CONVERSION COST OF $.90/$.90

        EXERCISABLE ONLY AFTER THE FIRST DAY OF COMPANY'S PUBLIC TRADING
                      AND VOID NINETY DAYS AFTER THAT DATE

     1. Universal Healthcare Management Systems, Inc. (the "Company"), hereby certifies that, for value received, ___________________________________________
[BUYER], (referred to herein as the "Holder"), is entitled to purchase, subject to the terms and conditions hereinafter set forth, at anytime from and after "the first day of company's public trading" and on or before "ninety days after that date" (the "Warrant Period"), up to ______________ shares of the $.001 par value common stock ("Common Stock") of the company. This Warrant may be exercised in whole or in part. Such exercise shall be accomplished by tender to the company of the purchase price of $.90 per share (the "Warrant Price"), either in cash or by certified check or bank cashier's check, payable to the order of the company, together with presentation and surrender to the company of this Warrant with an executed subscription in substantially the form attached hereto as Exhibit A. Fractional shares of the Company's Common Stock will not be issued upon the exercise of this Warrant. Upon twenty (20) days prior written notice to all holders of the Warrants, the company shall have the right to reduce the exercise price and/or extend the term of the Warrants.

     2. The company agrees at all times to reserve and hold available out of the aggregate of its authorized but unissued Common Stock the number of shares of its Common Stock issuable upon the exercise of this and all other Warrants of like tenor then outstanding. The company further covenants and agrees that all shares of Common Stock that may be delivered upon the exercise of this Warrant will, upon delivery, be fully paid and non-assessable and free from all taxes, liens and charges with respect to the purchase thereof hereunder.

     3. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the company, nor to any other rights whatsoever except the rights herein set forth, and no dividend shall be payable or accrue by reason of this Warrant or the interest represented hereby, or the shares purchasable hereunder, until or unless, and except to the extent that, this Warrant is exercised.

     4. The Warrant price and the number of shares purchasable upon the exercise of this Warrant are subject to adjustment from time to time upon the occurrence of any of the events specified in this Section 4.
     (a) In case the company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its shares of Common Stock other securities of the company, the number of shares of Common Stock purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder of this Warrant shall be entitled to receive the kind and number of shares of Common Stock or other securities of the company that he would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.
     (b) Whenever the number of shares of Common Stock purchasable upon the exercise of this Warrant is adjusted, as herein provided, the Warrant price shall be adjusted by multiplying such Warrant price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of shares of Common Stock purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of shares of Common Stock so purchasable immediately thereafter.
     (c) For the purpose of this Section 4, the term shares of Common Stock shall mean (i) the class of stock designated as the Common Stock of the company at the date of this Warrant, or (ii) any other class of stock resulting from successive changes or value to no par value, or from no par value to par value.

     (d) If during the Warrant period the company consolidates with or merges into another corporation or transfers all or substantially all of its assets, the Holder shall thereafter be entitled upon exercise hereof to purchase, with respect to each share of Common Stock purchasable hereunder immediately prior to the date upon which such consolidation or merger becomes effective, the securities or property to which a holder of shares of Common Stock is entitled upon such consolidation or merger, without any change in, or payment in addition to the Warrant price in effect immediately prior to such merger or consolidation, and the company shall take such steps in connection with such consolidation or merger as may be necessary to ensure that all of the provisions of this Warrant shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of this Warrant.

     (e) Irrespective of any adjustments pursuant to this Section 4 to the Warrant price or to the number of shares or other securities or other property obtainable upon exercise of this Warrant, this Warrant may continue to state the Warrant price and the number of shares obtainable upon exercise, as the same price and number of shares stated herein.

     (f) Payment of the exercise price may be made by either of the following, or a combination thereof, at the election of Holder:

     (i) Cash Exercise: cash, bank or cashiers check or wire transfer; or

     (ii) Cashless Exercise: surrender of this Warrant at the principal office of the company together with notice of cashless election, in which event the company shall issue Holder a number of shares of Common stock computed using the following formula:

                                X = Y (A - B) / A
     Where X = the number of shares of Common stock to be issued to Holder.

     Y = the number of shares of Common stock for which this Warrant is being exercised.

     A = the Market  Price of one (1) share of Common stock for purposes of this
Section 4 (f), the "Market Price" shall be defined as the average Closing Bid Price of the Common stock for the five (5) trading days prior to the Date of Exercise of this Warrant (the "Average Closing Price"), as reported by the O.T.C. Bulletin Board, National Association of Securities Dealers Automated Quotation System ("NASDAQ") Small Cap Market, or if the Common stock is not traded on the NASDAQ Small Cap Market, the Average Closing price in any other over the counter market; provided, however, that if the Common stock is listed on a stock exchange, the Market Price shall be the Average Closing price on such exchange for the five (5) trading days prior to the date of exercise of the Warrant. If the Common stock is/was not traded during the five (5) trading days prior to the Date of Exercise, then the closing price for the last publicly traded day shall be deemed to be the closing price for any and all (if applicable) days during such five (5) trading day period.

     B = the Exercise Price

     For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price, on the O.T.C. Bulletin Board, the National Market System ("NMS"), the New York stock Exchange, the NASDAQ Small Cap Market, or if no longer traded on the O.T.C. Bulletin Board, the NMS, the New York Stock Exchange, the NASDAQ Small Cap Market, the "Closing Bid Price" shall equal the closing price on the principal national securities exchange or the over the counter system on which the Common stock is so traded and, if not available, the mean of the high and low prices on the principal national securities exchange on which the Common Stock is so traded.

     For purposes of Rule 144, and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have commenced on the date this Warrant was issued.

     5. The Holder hereby agrees that the resale of the shares of Common stock issuable upon exercise hereof may be subject to a "lock-up" pursuant to any restrictions reasonably required by any underwriter, if applicable, and to the extent the company undertakes a secondary offering.

     6. The company may cause the following legend or one similar thereto to be set forth on each certificate representing Warrant stock or any other security issued or issuable upon exercise of this Warrant unless counsel for the company is of the opinion as to any such certificated that such legend is unnecessary:

     The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the company.

     The shares represented by this certificate have been issued in reliance upon exemptions from the registration provisions of Federal and State Securities Laws (United States Securities Act of 1933 and the Florida Securities Act). Therefore, the transferability of this certificate is restricted until it is determined by the corporation that any proposed transfer will not adversely affect the exemptions relied upon.

     7. In the event that the company proposes to file a registration statement under the Act which relates to a current offering of Securities of the company (except in connection with an offering of Form S-8 or S-4 or any other inappropriate form), such registration statement (and the prospectus included therein) shall also, at the written request to the company by the Holder, relate to and meet the requirements of the Act with respect to any public offering of the Warrant Stock shares so as to permit the public sale of all or some portion of the Warrant Stock. The company shall give written notice to the Holder of its intention to file a registration statement under the Act relating to a current offering of securities of the company not less than fifteen (15) days prior to the filing of such registration statement. Any written request of the holder to include the Warrant Stock shares held by the Holder shall be given to the company not less than five (5) days prior to the date specified in the notice as the date on which such registration statement is intended to be filed with the Securities and Exchange Commission. Neither the delivery of such notice by the company nor of such request by the Holder shall obligate the company to file such registration statement and notwithstanding the filing of such registration statement, the company may, at any time prior to the effective date thereof, determine to withdraw such registration statement and not offer the securities intended to be offered by the company to which the registration statement related, without liability to Holder on account thereof.

     IN WITNESS WHEREOF, the company has caused this Warrant to be executed by its duly authorized officers, and the corporate seal hereunto affixed.


DATED:  _______________             By:
                                         Kenneth N. Hankin, President


ATTEST: _______________             By:

                                    EXHIBIT A






                                SUBSCRIPTION FORM


(To be Executed by the Registered Holder to Exercise the Rights to Purchase Common Stock Evidenced by the Within Warrant) I, the undersigned, hereby irrevocably subscribe for, the shares (the "Stock") of the Common Stock of Universal Healthcare Management Systems, Inc. (the "company"), pursuant to and in accordance with the terms and conditions of the attached Warrant and hereby make payment of $_______________therefore, and request that a certificate for such securities be issued in the name of the undersigned and be delivered to the undersigned at the address stated below. If such number of securities is not all of the securities purchasable pursuant to the attached Warrant, the undersigned requests that a new Warrant of like tenor for the balance of the remaining securities purchasable thereunder be delivered to the undersigned at the address stated below. In connection with the issuance of the securities, I hereby represent to the company that I am acquiring the securities for my own account for investment and not with a view to, or for resale in connection with, a distribution of the securities within the meaning of the Securities Act of 1933, as amended (the "Act"). I also understand that the company has not registered the stock under the Act in reliance upon the private offering exemptions contained in Section 4(2) of the Act and that such reliance is based in part upon my representation.

Dated:


Signed By:


Address:

THE SIGNATURE(S) TO THIS SUBSCRIPTION FORM MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WARRANT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER, AND SUCH SIGNATURE(S) MUST BE GUARANTEED IN ACCORDANCE WITH PRACTICES PREVAILING IN THE SECURITIES INDUSTRY AT THE TIME SUCH SIGNATURE IF PRESENTED TO THE COMPANY.


                                                         EXHIBIT 15.3


                              Townzen & Associates
                           4201 North Main, Suite 240
                             Fort Worth, Texas 76179
                        Ph. 817-625-2344 Fax 817-625-2388


     This agreement is made by and between, Universal Healthcare Management Systems ("CLIENT") and Townzen & Associates ("PROVIDER"). CLIENT and PROVIDER desire to set forth their agreement for provision by PROVIDER of Medical Consulting and Development Services at CLIENT'S facilities and, accordingly, in consideration of the covenants and agreements set forth below, agree as follows:

     1. Services to be Provided: PROVIDER agrees for the term of this Agreement to provide Medical Consulting Services in the Development of Radiation Oncology Facilities of CLIENT and such services shall include the provision of, but not limited to the following:

     o Work closely with CLIENT in the development, acquisition and evaluation of proposed Radiation Oncology Facilities.
     o Work with various lending agencies and investment organizations to facilitate appropriate funding for the various projects of CLIENT.
     o Assist in the developing and implementation of a comprehensive Operations and Marketing Plan to best promote the CLIENTS' facilities.

     1. Term: This agreement shall become effective on June 10, 2002 and shall remain in force through December 31, 2002. This contract is renewable for a consecutive one (1) year period with the written consent of the parties hereto given thirty (30) days prior to the end of the contract period. If for some reason the contract is not renewed the Fees associated with the developed centers will remain in effect as stated in Section 3.

     2. Fees: For provision of the services discussed above, CLIENT shall pay the PROVIDER a partial month's fee for June of $4,000.00 with an ongoing monthly fee of $6,000.00 plus documented expenses incurred relating to CLIENT'S business for the term of this agreement. An invoice will be presented monthly with explanation of the service, and the fee is due within thirty (30) days of that date.

     To the extent CLIENT fails to make timely payments to PROVIDER of fees due, PROVIDER shall have the right to immediately cease provision of services hereunder.

     3. Indemnification: Each party agrees to hold harmless, indemnify and defend the other party, its officers, directors, trustees, employees, agents and representatives from any and all liability, claims, damages, causes of action, costs and expenses, including attorneys' fees, arising out of or resulting from any injury, death or damage to the extent caused by the negligence or intentional act or omission of the indemnifying party or its officers, directors, trustees, employees, agents and representatives. Each party who is indemnified hereunder shall give written notice to the indemnifying party of the occurrence or assertion of any of the foregoing matters, which may be indemnified hereunder.

     4. Independent Contractor: In the performance of its duties under this agreement, PROVIDER is at all times acting and performing as an independent contractor with respect to CLIENT. This Agreement creates no relationship of employment, partnership or joint venture between the parties. PROVIDER acknowledges that it has no right, entitlement of claim against CLIENT for Social Security benefits, workers' compensation benefits, retirement, vacation leave, sick leave or any other employee benefits of any kind.

     5. Exclusivity: CLIENT agrees that during the term of this Agreement PROVIDER shall be the exclusive provider of Radiation Facility Development Consulting Services to CLIENT and that CLIENT shall not engage the services of any other Consulting entity without first receiving the express written consent of PROVIDER, which consent may be withheld by PROVIDER in its sole and complete discretion.

     6. Early Termination: PROVIDER or CLIENT shall have the right to terminate this Agreement upon sixty (60) days written notice. Termination of this Agreement shall not release or discharge either party from any obligation, debt or liability which may previously have accrued and remains to be performed upon the date of termination.


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     7.  Disputes:  In the event of a  disagreement  between CLIENT and PROVIDER regarding any element or elements of this Agreement, which cannot be resolved to the satisfaction of both parties, the matter will be referred to binding AAA arbitration. Arbitration shall take place in Ft. Worth, Texas before a single arbitrator.

     8. Miscellaneous: This agreement contains the entire agreement of CLIENT and PROVIDER, supersedes all prior oral or written agreements, may be amended only by a written document executed by both parties, and shall be governed by the laws of the state of Texas.

Universal Healthcare Management Systems              Townzen & Associates


Accepted by:      Kenneth N. Hankin    Presented by:     Jesse C. Townzen


Title:            President           Title:    President


Signature:                            Signature:


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